UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 14D-9F
SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO SECTION 14(d)(4) OF THE
SECURITIES EXCHANGE ACT OF 1934 AND RULES 14d-1(b) AND 14e-2(c) THEREUNDER
VICEROY EXPLORATION LTD.
(Name of Subject Company)
N/A
(Translation of Subject Company’s Name into English (if applicable))
Province of British Columbia, Canada
(Jurisdiction of Subject Company’s Incorporation or Organization)
VICEROY EXPLORATION LTD.
(Name of Person Filing Statement)
Common Shares, without par value
(Title of Class of Securities)
925621
(CUSIP Number of Class of Securities (if applicable))
Patrick G. Downey
President and Chief Executive Officer
Suite 301 — 700 West Pender Street
Vancouver, British Columbia
Canada V6C 1G8
(604) 669-4777
(Name, address (including zip code) and telephone number (including area code) of person(s)
authorized to receive notices and communications on behalf of the person(s) filing statement)
Copies to:

Mark K. Hyland Shearman & Sterling LLP 525 Market Street, Suite 1500 San Francisco, California U.S.A. 94105 Telephone (415) 616-1100	Corey Dean DuMoulin Black LLP 10th Floor, 595 Howe Street Vancouver, British Columbia Canada V6C 2T5 Telephone (604) 602-6808

PART I — INFORMATION REQUIRED TO BE SENT TO SHAREHOLDERS
Item 1.     Home Jurisdiction Documents
Directors’ Circular of Viceroy Exploration Ltd. dated September 6, 2006.
Item 2.     Informational Legends
Please see the outside front cover page of the Directors’ Circular.

This document is important and requires your immediate attention. If you are in doubt as to how to respond to the Offer described in this Directors’ Circular, you should consult with your investment dealer, stockbroker, bank manager, lawyer or other professional advisor.
VICEROY EXPLORATION LTD.
DIRECTORS’ CIRCULAR
recommending
ACCEPTANCE
of the offer by
YAMANA GOLD INC.
TO PURCHASE ALL OF THE OUTSTANDING COMMON SHARES OF
VICEROY EXPLORATION LTD.
FOR 0.97 OF A YAMANA SHARE PER VICEROY SHARE

THE BOARD OF DIRECTORS OF VICEROY UNANIMOUSLY
RECOMMENDS THAT SHAREHOLDERS ACCEPT THE OFFER AND TENDER
THEIR VICEROY SHARES TO THE OFFER.
NOTICE TO U.S. SHAREHOLDERS
The offer to which this Directors’ Circular relates is in respect of the securities of a Canadian issuer and while the offer is subject to disclosure requirements in Canada, shareholders should be aware that these Canadian requirements are different from those of the United States. Viceroy’s publicly filed financial statements have been prepared in accordance with Canadian generally accepted accounting principles and thus may not be comparable to financial statements of United States companies.
The enforcement by shareholders of civil liabilities under the securities laws of the United States or other non-Canadian jurisdictions may be adversely affected by the fact that the issuer is located in Canada, that some or all of its officers and directors are residents of Canada, and that all of its assets are located outside the United States.
September 6, 2006

FORWARD-LOOKING STATEMENTS
      Certain information included in this Directors’ Circular, including information relating to the acquisition by Yamana Gold Inc. (“Yamana”) of common shares of Viceroy Exploration Ltd. (“Viceroy”) by way of a takeover bid as outlined in the Yamana Offering Circular and the future financial or operating performance of Yamana and other statements that express management’s expectations or estimates of future performance, constitute “forward-looking statements”. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management.
      Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects”, “anticipates”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategy”, “goals”, “objectives”, “potential”, “budgets”, “scheduled”, “predicts”, “believes” or variations thereof or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be “forward-looking statements”. Statements concerning mineral resource estimates may also be deemed to constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if the property is developed. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management are inherently subject to significant business, economic and competitive uncertainties and contingencies.
      Viceroy cautions the reader that such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual financial results, performance or achievements of Viceroy and Yamana upon completion of the takeover bid to be materially different from the estimated future results, performance or achievements expressed or implied by those forward-looking statements and the forward-looking statements are not guarantees of future performance. These risks, uncertainties and other factors are listed in Yamana’s Offering Circular, which this Directors’ Circular accompanies.
      The following factors, among others, related to the business combination of Viceroy and Yamana could cause actual results or developments to differ materially from the results or developments expressed or implied by forward-looking statements: the Yamana Shares issued in connection with the Offer may have a market value lower than expected; the businesses of Yamana and Viceroy may not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; and the expected combination benefits from the acquisition of Viceroy may not be fully realized by Yamana or not realized within the expected time frame. These factors are not intended to represent a complete list of the factors that could affect Yamana and the combination of Viceroy with Yamana.
      Viceroy’s forward-looking statements are based on the expectations, beliefs and opinions of management on the date on which the statements are made. Viceroy disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by applicable law. For the reasons set forth above, Shareholders should not place undue reliance on forward-looking statements.
CURRENCY
      All dollar references in the Directors’ Circular are in Canadian dollars, unless otherwise indicated.

DIRECTORS’ CIRCULAR
      This Directors’ Circular (the “Directors’ Circular”) is issued by the board of directors (the “Board of Directors”) of Viceroy Exploration Ltd. (“Viceroy”) in connection with the offer (the “Offer”) made by Yamana Gold Inc. (“Yamana”) to shareholders (the “Shareholders”) of Viceroy to purchase all of the outstanding common shares of Viceroy (the “Viceroy Shares”). Under the Offer, each Shareholder will receive 0.97 common shares in the capital of Yamana (the “Yamana Shares”) for each Viceroy Share held. The Offer is conditional upon, among other things, there being validly deposited under the Offer, and not withdrawn at the Expiry Time (as defined below), such number of Viceroy Shares which, together with any Viceroy Shares directly or indirectly owned by the Offeror, constitutes not less than 66 2/3% of the Viceroy Shares outstanding on a fully-diluted basis. Fractional Yamana Shares issuable in connection with the Offer will be rounded up or down to the nearest whole number. The terms and conditions of the Offer are set out in the accompanying circular of Yamana dated September 6, 2006 (the “Yamana Offering Circular”).
      On August 16, 2006, Yamana executed lock-up agreements with each of the officers and directors of Viceroy (the “Locked-Up Shareholders”) under which the directors and officers have agreed to deposit an aggregate of 2,691,062 Viceroy Shares, representing approximately 5% of the outstanding Viceroy Shares as of August 16, 2006, and any Viceroy Shares acquired on exercise of the 2,275,000 Viceroy Options and 75,000 Viceroy Warrants held by such persons, in valid acceptance of the Offer and not to withdraw them unless such lock-up agreements have been terminated in accordance with their terms (collectively, the “Lock-Up Agreements”).
      The Offer was made pursuant to the terms of a support agreement dated August 16, 2006 between Viceroy and Yamana (the “Support Agreement”) and will be open for acceptance, unless accelerated, extended or withdrawn at the sole discretion of Yamana, until midnight (24h00) (Toronto time) (the “Expiry Time”) on October 13, 2006 (the “Expiry Date”), as may be varied pursuant to the Offer. No Viceroy Shares will be taken up and paid for pursuant to the Offer prior to the Expiry Time.
      All information provided in this Directors’ Circular relating to Yamana is derived from information contained in the Yamana Offering Circular and other information contained in public filings made by Yamana with securities regulatory authorities in Canada or otherwise made available by Yamana. The Board of Directors of Viceroy does not assume any responsibility for the accuracy or completeness of such information.
VICEROY EXPLORATION LTD.
      Viceroy is a development stage mineral exploration company engaged in the identification, evaluation, acquisition and exploration of mineral properties with the potential to host gold and silver. Viceroy’s focus has been the exploration and advancement of its mineral properties in Argentina, with particular emphasis on its most advanced property, the 100% held Gualcamayo gold property in the San Juan Province of Argentina. Viceroy has four other properties which consist of the Salamanca property, the Las Flechas property, the Evelina property and the La Brea/ Las Carachas property.
Recent Developments
Summary of 2006
      During 2006, Viceroy continued its exploration activities on the Gualcamayo project. Drilling consisted mainly of in-fill drilling on the main Quebrada del Diablo (“QDD”) zone and exploration holes to the east and west and at depth. Several encouraging grade intercepts were returned during this drill campaign, in particular in the eastern zone, named Portezuelo Blanco (“Ptz. Blanco”). Drilling also intercepted positive grade mineralization in the main QDD fault zone and most recently holes QD-309, QD-321 and QD-322 have indicated a new lower west zone which remains open along strike and dip. All drill results received to date, up to and including QD-322, were used in the updated resource estimate provided below.
      Concurrent with the exploration drill program, Viceroy continued engineering studies and metallurgical testwork. Metallurgical testwork completed during 2006 included 11 column leach tests. In addition, work index and abrasion testwork was completed which will be used for engineering design purposes. This testwork confirmed previous work and indicated the ore is very amenable to heap leaching with overall recoveries for the QDD zone expected to be approximately 80%. A significant amount of geotechnical work was also completed during 2006. This included drilling and mapping for pit slope stability, ore pass design and conveyer tunnel designs. Geotechnical work was also completed for leach pad design and equipment and building foundations.
      Wardrop Engineering Inc. (“Wardrop”) of Vancouver is in the process of completing an updated preliminary economic assessment which will be based on the new resource estimate and the results of the engineering studies and metallurgical testwork. Wardrop is also completing a feasibility study on the QDD zone, and this is expected to be completed in early 2007.
Environmental Impact Statement (“EIS”)
      Baseline work for the EIS commenced under the direction of Knight Piesold of Santiago, Chile in April 2005. The baseline data collection and subsequent analyses have been completed. Data collection will continue throughout the feasibility study and construction periods.
      The EIS document is in the final stages of compilation and Viceroy expects that it will be submitted to the relevant authorities in the fourth quarter of 2006. Viceroy further expects that formal approval from the authorities of the EIS will be obtained in the first half of 2007.
Updated Resource Estimate
      The tables below present the updated resource estimate for the main QDD deposit in the Gualcamayo project and the 2004 resource estimates for the Amelia Inés/ Magdalena zones. A total of 57,197 metres of reverse circulation and diamond drilling in 265 holes along with 163 saw cut channel samples were used to estimate the QDD gold resource. The program was successful in confirming the general interpretation of the eastern zone and brought several areas of inferred resources to the measured and indicated category. In addition, the drilling confirmed a near surface extension to the east at Ptz. Blanco.
      Drilling also confirmed the continuity of the upper western zone. Furthermore, the most recent holes (QD-309, QD-321 and QD-322) indicate the presence of a higher grade lower western zone. Drilling will continue in this area to test the strike extent of this lower western zone as it is open to the east and west and down dip.
      The Amelia Inés/ Magdalena resources remain as reported in November 2004. This is because little follow up drilling has been completed since then. Hole 05QD-217 confirmed that there is a mineralized system to the west of Magdalena towards Target 3D. Follow-up drilling in this area is planned for late 2006 and early 2007.
      The updated resource estimates shown in the tables below comply with National Instrument 43-101 — Standards of Disclosure for Mineral Projects (“NI 43-101”) guidelines. The updated resource calculations for the QDD zone have been prepared by Geosim Services Inc. under the direction of Ronald G. Simpson, P.Geo, an independent “qualified person” for the purposes of NI 43-101. A report under NI 43-101 disclosing these updated QDD resources is being prepared by Geosim Services Inc. and will be filed by Viceroy on SEDAR as soon as practicable but in any event no later than three business days prior to the Expiry Date. Mr. Simpson has reviewed and confirmed the accuracy of the disclosure of the updated resource calculations for the QDD zone contained in this Directors’ Circular. Technical information in this section of the Directors’ Circular which does not relate to the updated resource calculations for the QDD zone has been reviewed and approved by Mr. Rick Diment, P.Geo., who is Viceroy’s non-independent qualified person as defined under NI 43-101.

      Numbers in the following tables have been rounded subsequent to calculation.
0.5 g/t Au Cutoff

				Contained
Zone	Resource Category	Tonnes	Au	oz Au

		(000)	(g/t)	(000)
Quebrada del Diablo	Measured	5,264	1.28	217
(2006)	Indicated	55,421	0.95	1,700
	Measured + Indicated	60,685	0.98	1,916
	Inferred	12,513	1.25	504
Amelia Inés & Magdalena	Measured	203	3.12	20
(2004)	Indicated	1,910	2.79	171
	Measured + Indicated	2,114	2.82	192
	Inferred	2,909	1.88	176
0.3 g/t Au Cutoff

				Contained
Zone	Resource Category	Tonnes	Au	oz Au

		(000)	(g/t)	(000)
Quebrada del Diablo	Measured	6,720	1.09	236
(2006)	Indicated	67,251	0.86	1,857
	Measured + Indicated	73,971	0.88	2,093
	Inferred	13,856	1.17	523
      Compared to the November 2004 resource estimate, at a cut-off grade of 0.5 g/t Au, the measured and indicated resources for QDD increased by approximately 56% from 1.24 million ounces of gold to 1.92 million ounces of gold. The majority of the QDD inferred resources (359,000 ounces) are contained within the new lower west zone, 273,000 ounces of which average 2.23 g/t Au at a 1.0 g/t Au cut-off. The portion of the inferred resource within the eastern zone is in an area where drilling has been restricted due to access and where continuous chip sampling returned grades of greater than 2 g/t over 50 m in length.
      The second table shows measured plus indicated resources for QDD of 2.093 million ounces of gold using a 0.3 g/t Au which Viceroy believes is the natural open-pit mining cut-off grade for the major portion of the QDD resource. This cut-off grade will be established during the preparation of the feasibility study.
Quality Control and Methodology
      The updated resource estimation was constrained by 3-dimensional solid models developed from geological and analytical data. For QDD, block estimation was carried out by ordinary kriging using two metre downhole drill composites and saw-cut channel sample data. The influence of high grade (>7g/t Au) outliers was limited to blocks in which they occurred.
      Additional information relating to the updated resource for the QDD zone is contained in Viceroy’s news release and material change report dated September 6, 2006, which is filed on SEDAR at www.sedar.com. Similarly, information regarding Amelia Inés and Magdalena can be found under Viceroy’s profile on SEDAR.
Regional Exploration
      A regional exploration program was commenced in mid-2005 on the exploration holdings surrounding the Gualcamayo project. This program consisted of silt sample collection and analysis, mapping of geology and rock chip sampling. In January of 2006 an aeromagnetic survey was flown to help determine buried intrusive features and structures. Based on the above work five targets were identified outside of the main QDD area. The primary target identified, Quebrada Perdida, is located some 8 km west of QDD. Road construction to this target commenced in April 2006, after receipt of all necessary permits. Geological mapping and sampling continued throughout this period and the road was completed in late June 2006. Drilling has now commenced on a limited number of holes in Quebrada Perdida. Dependent on the results of this drilling a further campaign will be planned for later this year. Construction of roads to two additional targets, Cerro Saltito and San José, is ongoing with drilling of these targets planned for late 2006.

YAMANA GOLD INC.
      Yamana is a leading intermediate gold producer. It is engaged in the acquisition, exploration, development and operation of mineral properties in Brazil and Central America. In Brazil, Yamana has become a significant gold producer and is one of Brazil’s largest gold exploration landholders. In addition, Yamana owns a producing gold mine, San Andrés in Honduras, and exploration concessions in Nicaragua. Although Yamana’s principal product is gold with gold production forming a significant part of revenues, Yamana expects to begin producing copper in late 2006, which is expected to add to the revenues and cash flow generated from its gold production.
BACKGROUND TO THE OFFER
Overview
      In mid-2005, Yamana began to monitor the progress of Viceroy including the results of its exploration efforts in Argentina although no formal or informal discussions took place at that time.
      In mid-October, 2005, a representative of National Bank Financial Inc. (“National Bank Financial”) suggested to Peter Marrone, the President and Chief Executive Officer of Yamana, that Viceroy had indicated an awareness of the progress of Yamana in its development activities in Brazil and suggested that he would be prepared to set up a meeting with Patrick Downey, the President and Chief Executive Officer of Viceroy, and Ronald Netolitzky, the Chairman of Viceroy. Mr. Marrone made arrangements to meet with Viceroy in Vancouver, British Columbia on October 27, 2005. At this meeting, the principals were introduced and each provided an overview of their company’s business. Messrs. Marrone, Downey and Netolitzky concluded the meeting on a basis that they would continue to monitor the progress of each company.
      In mid-November 2005, Mr. Marrone and Mr. Downey engaged in a further telephone discussion regarding the assets and businesses of each company and the concept of business combinations was discussed. Yamana had previously provided to Viceroy its strategic direction and indicated to Viceroy that part of its business plan was to pursue growth by acquisition to supplement its internal growth.
      Subsequently, further informal discussions regarding a possible business combination took place. A further meeting took place between Mr. Marrone and Mr. Downey during the San Francisco Gold Show in November 2005. This meeting resulted in a willingness to plan site visits and exchange information pursuant to a confidentiality agreement.
      Although representatives of Viceroy scheduled site visits to the Yamana’s principal properties for early December 2005 and representatives of Yamana planned site visits to the Gualcamayo property for mid-December 2005, these site visits did not take place due to the commitments of the representatives of both companies. Both companies indicated a willingness to pursue discussions in the new year.
      Efforts to reschedule site visits occurred in January 2006 although during that period Yamana had begun formal discussions with Desert Sun Mining Corp. (“DSM”) with respect to a potential business combination. These discussions were proceeding along a similar tract as the discussions with Viceroy, although when discussions regarding rescheduling site visits were initiated, Yamana had already begun due diligence in respect of a proposed acquisition of DSM. DSM had a producing mine in Brazil and Yamana considered the acquisition of DSM at that time to better advance the objectives it had laid out in its strategic plan. Moreover, it would allow Viceroy to continue to explore its property thereby better defining its prospects. Yamana considered that it would prefer to acquire producing mines or near development properties. Messrs. Marrone and Downey indicated a willingness to continue discussions, although no timeframe was given for the recommencement of discussions. At no time was Viceroy advised of the discussions between Yamana and DSM until that transaction was announced on February 22, 2006, at which time Mr. Marrone called Mr. Downey to tell him of that announcement and to express his view that he would continue to be willing to pursue a discussion on a combination between Yamana and Viceroy. While a confidentiality agreement had been entered into as of February 2, 2006, it was agreed that no information would be exchanged under that agreement until sometime after the DSM transaction was completed.
      Yamana completed its acquisition of DSM on April 5, 2006. Thereafter, from time to time, management of both Viceroy and Yamana attended the same conferences. Other than overtures to continue informal discussions regarding a possible transaction, no actions or formal discussions took place.
      During 2006, Viceroy has also had discussions with a number of other companies regarding possible transactions.

      Discussions between Mr. Downey and Mr. Marrone regarding a possible transaction between Yamana and Viceroy re-commenced in mid-June, 2006 and Mr. Downey and Mr. Marrone agreed upon new dates for respective site visits.
      In early July 2006, Mr. Marrone contacted Mr. Downey and discussed the merits of a business combination and suggested mutual site visits and the exchange of information under the confidentiality agreement.
      During the week of July 23, 2006, representatives of Viceroy, including Mr. Downey, conducted site visits to the Chapada projects and the Sao Francisco, Fazenda Brasileiro and Jacobina mines and performed a review of certain technical and other information relating to Yamana.
      As part of its initial due diligence review, during the week of July 30, 2006, Yamana representatives and consultants conducted preliminary site visits to the Gualcamayo property and performed a review of certain technical and other information relating to Viceroy. Yamana also arranged a subsequent visit to the Gualcamayo property for certain of its technical personnel on August 8 through August 11, 2006. As of the date hereof, technical personnel from Roscoe Postle Associates Inc. continue to conduct an independent review of the resource estimate for the Gualcamayo property on behalf of Yamana.
      On August 2, 2006, Mr. Marrone and Greg McKnight, the Vice President, Business Development, of Yamana met with Mr. Downey and Mr. Netolitzky in Buenos Aires, Argentina to begin discussions of the terms of the proposed business combination. Yamana indicated that its preference would be to manage the Gualcamayo property with the existing team in Argentina. Preliminary terms of the Offer were presented to Mr. Downey and Mr. Netolitzky and formal discussions with respect to finalization of the terms of the potential business combination continued. No offer of employment or retainer was made to any officers of Viceroy although Mr. Marrone indicated that the Yamana business plan included continuing with the Argentinean operations with both its local and senior management.
      The Viceroy Board of Directors met on several occasions during the first half of August to discuss the potential transaction. At the meeting of the Viceroy Board of Directors held on August 8, 2006, Mr. Downey declared his interest in the possible transaction relating to his status as a director and officer of Viceroy and the overtures made by Yamana relating to the possibility of retaining Mr. Downey following the Offer in a management capacity with Yamana.
      On August 8, 2006, the Viceroy Board of Directors formed the Special Committee to review a possible transaction with Yamana. The Special Committee was empowered to retain legal counsel and financial advisors. On August 8, 2006, the Special Committee retained Canaccord Capital Corporation (“Canaccord Capital”) and Genuity Capital Markets as financial advisors for the Special Committee, Viceroy and the Board of Directors and it retained Blake, Cassels & Graydon LLP as its legal advisors.
      From August 8, 2006 to August 16, 2006, Mr. Marrone and Mr. Downey, as instructed by the Special Committee, continued to discuss definitive terms of the Offer. All discussions were communicated back to their respective boards and, in the case of Viceroy, also to the Special Committee.
      From August 8, 2006 to August 16, 2006, Viceroy, Yamana and their respective legal advisors, including DuMoulin Black LLP on behalf of Viceroy, Blake, Cassels & Graydon LLP on behalf of the Special Committee and Cassels Brock & Blackwell LLP on behalf of Yamana, with the assistance of financial advisors, negotiated and settled the terms of the Support Agreement and the form of Lock-up Agreement.
      Between August 8, 2006 and August 16, 2006, members of the Special Committee met with management and legal and financial advisors as well as technical and financial consultants to receive updates on the progress of due diligence. The Special Committee authorized the engagement of PricewaterhouseCoopers LLP, Chartered Accountants, to conduct due diligence on financial matters relating to Yamana. In addition, U.S. securities counsel has been engaged for Viceroy in respect of the Offer as well as local counsel to assist with due diligence review of Yamana.
      On August 10, 2006, Canaccord Capital and Genuity Capital Markets discussed their preliminary assessment of the proposed Offer with the Special Committee. The Viceroy Special Committee reviewed the preliminary assessments of its financial advisors together with the advice of its legal counsel and discussed the terms of the draft Support Agreement.
      On August 10, 2006, the Yamana Board of Directors met with National Bank Financial, technical consultants and Cassels Brock & Blackwell LLP, its outside legal advisors, to discuss the results of the continuing due diligence review of Viceroy and its operations.

      On August 13, 2006, National Bank Financial presented its preliminary analysis regarding the proposed Offer to the board of directors of Yamana. The Yamana Board of Directors authorized the management of Yamana to continue its due diligence investigations into Viceroy and its business, and its negotiation of the terms of the Offer.
      On August 14, 2006, Canaccord Capital and Genuity Capital Markets provided further assessments of the proposed Offer to the Special Committee. The Special Committee took advice from its financial and legal advisors with respect to the terms of the Support Agreement and received an update from the advisors and Mr. Downey on the results of the due diligence review to date on Yamana and its operations. The Special Committee authorized Mr. Downey to suggest certain revisions of the Offer to Mr. Marrone.
      On August 15, 2006, further negotiations of the terms of the proposed Offer took place between Mr. Marrone and Mr. Downey and Mr. Downey provided an update on progress of the Special Committee. After several conversations and communications, the terms of the Offer were further revised.
      On August 16, 2006, Canaccord Capital delivered orally the Canaccord Fairness Opinion (as defined below) to the Special Committee. Also on August 16, 2006, Genuity Capital Markets delivered orally the Genuity Fairness Opinion (as defined below) to the Special Committee.
      On August 16, 2006, the Special Committee determined that the Offer and the terms of the Support Agreement were fair to the Shareholders and in the best interests of Viceroy. As a result, it determined to recommend to the Viceroy Board of Directors that the Viceroy Board of Directors support the Offer and recommend that the Shareholders tender their Viceroy Shares to the Offer.
      On August 16, 2006, the Viceroy Board of Directors received from Canaccord Capital and Genuity Capital Markets, confirmation that each could deliver a fairness opinion with respect to the Offer pursuant to its respective engagements by Viceroy, the Board of Directors of Viceroy and the Viceroy Special Committee. The Board of Directors also received the recommendation from the Special Committee and advice from Viceroy’s and the Special Committee’s legal counsel, and an update from Mr. Downey and legal counsel as to the results of due diligence completed on Yamana. The Viceroy Board of Directors approved the Offer and the Support Agreement, subject to the satisfactory completion of negotiations of such agreements and authorized the deferral of the separation time of rights under its shareholder rights plan as required by the Support Agreement.
      On August 16, 2006, the Yamana Board of Directors received presentations from senior management and outside financial and legal advisors as to the results of the due diligence examination of Viceroy. The Yamana Board of Directors discussed the terms of the Support Agreement and the form of Lock-up Agreement and approved, among other things, the Offer, the Support Agreement and the form of Lock-up Agreement, subject to the satisfactory completion of negotiations of such agreements.
      On August 16, 2006, Viceroy and Yamana executed and delivered the Support Agreement, Yamana entered into a Lock-up Agreement with each of the directors and officers of Viceroy and Yamana and Viceroy jointly announced the Offer by press release.
      On September 1, 2006, the Yamana Board of Directors approved, among other things, the contents and mailing of the Yamana Offering Circular in respect of the Offer, subject to the receipt of certain regulatory approvals (which Yamana has advised have subsequently been obtained). On September 6, 2006, the Viceroy Board of Directors approved, among other things, the contents and mailing of this Directors’ Circular.
Formation and Mandate of Viceroy Special Committee
      As discussed above, the Board of Directors of Viceroy established a special committee (the “Viceroy Special Committee”) comprised of W. David Black, Michael H. Halvorson and John W. Ivany, all of whom are independent of management of Viceroy.
      The Viceroy Special Committee’s mandate was to:

•	to examine and review the merits of the Offer to the Shareholders;

•	review and supervise the process to be carried out by Viceroy and its professional advisors in dealing with the expression of interest to acquire Viceroy received from Yamana;

•	supervise the preparation of fairness opinions relating to the Offer;

•	consider all applicable legal and regulatory requirements relating to the Offer;

•	make a recommendation to the Board of Directors of Viceroy with respect to the acceptance, rejection or recommended acceptance or recommended rejection to the Shareholders of the Offer;

•	supervise the preparation of any documents of Viceroy required in connection with the Offer; and

•	ensure such process is fair and equitable.
      The Viceroy Special Committee retained Canaccord Capital and Genuity Capital Markets as independent financial advisors to the Special Committee, the Board of Directors of Viceroy and Viceroy. In their roles as financial advisors, Canaccord Capital and Genuity Capital Markets agreed that they would provide, if requested by the Viceroy Special Committee, fairness opinions with respect to the Offer (the “Canaccord Fairness Opinion” and the “Genuity Fairness Opinion”, respectively, and together, the “Fairness Opinions”). In retaining Canaccord Capital and Genuity Capital Markets, the Viceroy Special Committee, based in part on representations made to it by Canaccord Capital and Genuity Capital Markets, concluded that each of Canaccord Capital and Genuity Capital Markets was independent of Yamana and were qualified to provide a fairness opinion with respect to the Offer. The Special Committee retained Blake, Cassels & Graydon LLP as its legal advisors.
Proceedings and Deliberations of the Viceroy Special Committee
      Between August 8, 2006 and August 16, 2006, the Viceroy Special Committee met formally on three occasions with, when appropriate, its legal and financial advisors to review and discuss the terms and merits of the proposed Offer (including the financial analysis being undertaken by Canaccord Capital and Genuity Capital Markets) and the Support Agreement and review and discuss the due diligence review of Yamana. In addition, members of the Special Committee met with management and its legal and financial advisors on five further occasions to receive updates on the progress of negotiations, the status of the financial analysis and the progress of due diligence. During such meetings the members of the Special Committee provided management with guidance and instructions on matters relating to the Offer.
      At its meeting on August 8, 2006, the Viceroy Special Committee discussed its mandate generally and received a presentation from legal counsel as to the legal duties and responsibilities of the Viceroy Special Committee in the context of the Offer. During the period from August 8, 2006 to August 13, 2006, the Viceroy Special Committee reviewed the proposed terms of the Support Agreement and received updates on the due diligence review conducted to date and with respect to the progress of negotiations of the Offer.
      On August 14, 2006, representatives of Canaccord Capital and Genuity Capital Markets provided further assessments of the proposed Offer to the Viceroy Special Committee. The Viceroy Special Committee then discussed the analysis and presentation.
      The Special Committee then authorized management of Viceroy to continue to negotiate revisions to the consideration to be paid pursuant to the Offer and the terms of the Support Agreement. Members of the Special Committee received updates on such negotiations and continued to provide instruction to management with respect to such negotiations during the period from August 14, 2006 to August 16, 2006.
      At a meeting of the Special Committee on August 16, 2006, the Special Committee received advice from its financial and legal advisors with respect to the Offer and the terms of the Support Agreement. Genuity Capital Markets and Canaccord Capital confirmed orally the Canaccord Fairness Opinion and the Genuity Fairness Opinion, respectively. The Fairness Opinions were subsequently provided in writing.
      The Viceroy Special Committee unanimously resolved to recommend that the Board of Directors approve the Offer and recommend that Viceroy Shareholders accept the Offer and tender their Viceroy Shares to the Offer.
      The Board of Directors then met and received a report from the Chair of the Viceroy Special Committee, who presented the Viceroy Special Committee’s recommendations. The Board of Directors also received advice from legal counsel to Viceroy and legal counsel to the Special Committee. Genuity Capital Markets and Canaccord Capital delivered orally their respective Fairness Opinions to the Board of Directors and confirmed that each would deliver its respective Fairness Opinion stating that, at that date, the consideration to be offered to Shareholders pursuant to the Offer is fair, from a financial point of view, to the Shareholders other than Yamana.
      The Board of Directors then unanimously resolved, upon the recommendation of the Special Committee and taking into consideration advice from its financial and legal advisors, (i) to approve the form of Support

Agreement; (ii) that the Offer is fair to the Viceroy Shareholders other than Yamana and is in the best interest of Viceroy; and (iii) to recommend to the Viceroy Shareholders that they accept the Offer and deposit the Viceroy Shares to the Offer.
Reasons For Recommendations of Viceroy Board of Directors
      In reaching its conclusions with respect to the Offer, the Board of Directors of Viceroy considered relevant factors including the following:

•	The recommendation of the Special Committee regarding the Offer that the Board of Directors recommend to Shareholders that they accept the Offer and tender their common shares to the Offer.

•	The Offer represents a premium to the Viceroy share price. Terms of the Offer provide a premium of approximately 27% based on the respective volume-weighted average share prices of both Viceroy and Yamana on the TSX for the 20 trading days ended August 16, 2006, the date on which Yamana announced that it had agreed to make the Offer.

•	Yamana is already a leading, intermediate gold producer and as a result, the Shareholders will no longer be subject to the normal development risks that a junior company developing a mine would be subject to, including the potentially considerable dilution that would result from the financing activities that may be necessary if Viceroy was to construct the mine itself and the potentially unfavourable terms that may be associated with a debt financing.

•	Shareholders will continue to participate in any increase in value in the Gualcamayo gold property and its four other properties as the Shareholders will hold approximately 14.9% of Yamana on completion of the Offer.

•	Shareholders will gain exposure to Yamana’s exploration, development and production projects. Combining Viceroy with Yamana will also provide Viceroy with enhanced financial, management and other resources to allow it to better compete in the global mining industry than it could on a stand-alone basis.

•	None of the other possible alternatives of the Offer were considered reasonably likely to present superior opportunities for Viceroy or reasonably likely to create greater value for Shareholders than the Offer.

•	Mine development and construction is risky and uncertain. Viceroy has never put a mine into production and during the entire period of development and construction, Viceroy would have no revenues and would depend entirely on the proceeds raised from debt or equity financings which may or may not be available at unreasonable terms, if at all. Yamana has put two mines into production and is in the process of commissioning a third, and this experience would be of value to Viceroy.

•	The terms and conditions of the Support Agreement including the ability of the Board of Directors of Viceroy under certain circumstances to furnish information to and conduct negotiations with a third party and, upon payment to Yamana of a $20.1 million break fee, to terminate the Support Agreement and accept a superior proposal and the limited ability of Yamana to terminate the Support Agreement.

•	The combined company will have a market capitalization of approximately $4.2 billion (based on the closing price of the Yamana Shares on the TSX on September 5, 2006) which is expected to generate new investment interest. Viceroy expects this to lead to increased liquidity.

•	The combined entity will feature enhanced project, geographic and currency diversification. The combined entity’s project portfolio will become more geographically diversified, serving to reduce costs and exposures to the risks inherent in operating only a specific asset or only within a specific jurisdiction. The costs of the combined company will not be as closely tied to the fluctuations of a single currency as the costs of either Yamana or Viceroy would be alone.

•	The Fairness Opinions provide that, as of August 16, 2006 and subject to the assumptions set out therein, the consideration to be offered to Shareholders pursuant to the Offer is fair, from a financial point of view, to the Shareholders other than Yamana.
      In the course of its deliberation, the Board of Directors of Viceroy and the Special Committee also identified and considered a variety of risks and potentially negative factors relating to the Offer. On balance, none of these negative factors, alone or taken together, were considered to outweigh the benefits of the Offer to the Shareholders.

      In reaching its determination, the Board of Directors also considered and evaluated, among other things: (a) information concerning the business, operations, property, assets, financial condition, operating results and prospects of Viceroy and Yamana, separately and on a combined basis; (b) current industry, economic and market conditions and trends and its informed expectations as to the prospects for the industry; and (c) historical market prices and trading information with respect to the Viceroy Shares and Yamana Shares.
      The discussion of the information and factors considered by the Board of Directors and described in this Directors’ Circular is not intended to be exhaustive but is believed to include all material factors considered by the Viceroy Special Committee. In addition, in reaching the determination to recommend acceptance of the Offer, the Viceroy Special Committee did not assign any relative or specific weights to the foregoing factors which were considered, and individual directors may have given different weights to different factors.
RECOMMENDATION OF THE BOARD OF DIRECTORS
      The Board of Directors of Viceroy has unanimously determined that the Offer is fair, from a financial point of view, to the Shareholders and is in the best interests of Viceroy and therefore recommends that Shareholders ACCEPT the Offer and TENDER their Viceroy Shares to the Offer. See “Reasons for the Recommendation”.
      Shareholders should consider the Offer carefully and come to their own conclusions as to whether to accept or reject the Offer. Shareholders who are in doubt as to how to respond to the Offer should consult their own investment dealer, stockbroker, bank manager, lawyer or other professional advisors. Shareholders are advised that acceptance of the Offer may have tax consequences and they should consult their own professional tax advisors.
SUMMARY OF CANACCORD FAIRNESS OPINION
      The following is a summary only of the Canaccord Fairness Opinion. The Canaccord Fairness Opinion has been prepared and provided solely for the use of the Viceroy Special Committee. The Canaccord Fairness Opinion should not be used or relied upon by any person other than the Viceroy Special Committee and the Viceroy Board of Directors. At the request of the Board of Directors of Viceroy, Canaccord Capital has consented to the inclusion of the Canaccord Fairness Opinion in the Directors’ Circular. Canaccord Capital believes that its analyses must be considered as a whole. Selecting portions of its analyses or the factors considered by Canaccord Capital, without considering all factors and analyses together, could create a misleading view of the process underlying the Canaccord Fairness Opinion. The preparation of a fairness opinion is a complex process and is not necessarily amenable to partial analyses or summary description. Any attempt to do so could create an incomplete view of the process underlying the Canaccord Fairness Opinion. The following summary is qualified in its entirety by the full text of the Canaccord Fairness Opinion which is attached hereto as Schedule “A”.
      Canaccord Capital was engaged by the Viceroy Special Committee as financial advisor pursuant to an engagement letter dated August 8, 2006 to provide financial advice and assistance to Viceroy, the Viceroy Board of Directors and the Viceroy Special Committee in relation to discussions between Viceroy and Yamana and to prepare and deliver an opinion as to the fairness of the Offer, from a financial point of view, to the Shareholders. Prior to such engagement of Canaccord Capital by Viceroy, the Viceroy Board of Directors and the Viceroy Special Committee, Canaccord Capital has (i) acted for Viceroy as an underwriter of certain equity financings by Viceroy, and (ii) acted for Yamana as a financial advisor and as an underwriter of certain equity financings by Yamana.
      The full text of the Canaccord Fairness Opinion, which sets forth, among other things, assumptions made, procedures followed, matters considered and limitations on the scope of the review undertaken by Canaccord Capital in rendering the Canaccord Fairness Opinion is attached as Schedule “A” to this Directors’ Circular. Shareholders are urged to read the Canaccord Fairness Opinion carefully and in its entirety. The Canaccord Fairness Opinion addresses the fairness, from a financial point of view, of the consideration to be received by Shareholders pursuant to the Offer and does not constitute a recommendation to any Shareholder as to how to respond to the Offer.
      In the Canaccord Fairness Opinion, Canaccord Capital concluded that, as of September 6, 2006 and subject to the assumptions, qualifications and limitations set out therein, the Offer is fair, from a financial point of view, to the Shareholders other than Yamana.

SUMMARY OF GENUITY FAIRNESS OPINION
      The following is a summary only of the Genuity Fairness Opinion. The Genuity Fairness Opinion has been prepared and provided solely for the use of the Viceroy Special Committee. The Genuity Fairness Opinion may not be relied upon by any person other than the Viceroy Special Committee and the Viceroy Board of Directors. At the request of the Board of Directors of Viceroy, Genuity Capital Markets has consented to the inclusion of the Genuity Fairness Opinion in this Directors’ Circular. Genuity Capital Markets believes that its analyses must be considered as a whole. Selecting portions of its analyses or the factors considered by Genuity Capital Markets, without considering all factors and analyses together, could create a misleading view of the process underlying the Genuity Fairness Opinion. The preparation of a fairness opinion is a complex process and is not necessarily amenable to partial analyses or summary description. Any attempt to do so could create an incomplete view of the process underlying the Genuity Fairness Opinion. The following summary is qualified in its entirety by the full text of the Genuity Fairness Opinion which is attached hereto as Schedule “B”.
      Genuity Capital Markets was initially engaged by Viceroy to act as Viceroy’s financial advisor in connection with a transaction involving, among other things, a change of control or the sale or disposition of all or a substantial portion of the shares or assets of Viceroy, including the provision of a fairness opinion. The Special Committee retained Genuity Capital Markets to act as financial advisor to Viceroy, to the Board of Directors and to the Special Committee, to provide advice and assistance, including, if requested, an opinion as to the fairness or adequacy, from a financial point of view, of the consideration of 0.97 of a Yamana share per Viceroy Share to be received by the Shareholders.
      The full text of the Genuity Fairness Opinion, which sets forth, among other things, assumptions made, procedures followed, matters considered and limitations on the scope of the review undertaken by Genuity Capital Markets in rendering the Genuity Fairness Opinion is attached as Schedule “B” to this Directors’ Circular. Shareholders should read the Genuity Fairness Opinion in its entirety. The Genuity Fairness Opinion addresses the fairness, from a financial point of view, of the consideration to be received by Shareholders pursuant to the Offer and does not constitute a recommendation to any Shareholder as to how to respond to the Offer.
      Genuity Capital Markets has not prepared a formal valuation or appraisal of Viceroy or any of its securities or assets, and the Genuity Fairness Opinion should not be construed as such. Further, the Genuity Fairness Opinion is not, and should not be construed as, advice as to the price at which Viceroy Shares may trade at a future date.
      In the Genuity Fairness Opinion, Genuity Capital Markets concluded that, as of August 16, 2006 and subject to the assumptions, qualifications and limitations set out therein, the consideration to be received by Shareholders pursuant to the Offer is fair, from a financial point of view, to the Shareholders other than Yamana.
SUPPORT AGREEMENT
      The following is a summary of the material provisions of the Support Agreement and is qualified in its entirety by the full text of the Support Agreement filed by Viceroy with the Canadian securities regulatory authorities and available at www.sedar.com.
      Yamana may assign all or any part of its rights under the Support Agreement to, and its obligations under the Support Agreement may be assumed by, a subsidiary of Yamana, provided that if such assignment and/or assumption takes place, Yamana shall continue to be liable jointly and severally with such subsidiary for all of its obligations under the Support Agreement.
Approval by Board of Directors
      On August 16, 2006, Yamana and Viceroy entered into the Support Agreement pursuant to which Yamana agreed to make the Offer. Viceroy has represented and warranted to Yamana in the Support Agreement that the Board of Directors has unanimously determined that the Offer is fair, from a financial point of view, to the Shareholders and that the Offer is in the best interests of Viceroy and has resolved unanimously to recommend acceptance of the Offer to the Shareholders. The Viceroy Special Committee of the Board of Directors has received the Fairness Opinions from Canaccord Capital and Genuity Capital Markets. The Board of Directors has approved unanimously the execution and performance of the Support Agreement.

Cease Negotiation
      Under the terms of the Support Agreement, Viceroy has agreed to and has caused its officers, directors, employees, representatives and agents and its subsidiaries to, immediately terminate any existing discussions or negotiations with any parties (other than Yamana) with respect to any proposal that constitutes, or may reasonably be expected to constitute, an Acquisition Proposal (as hereinafter defined) and in connection therewith Viceroy will discontinue access to any data rooms and agreed to request the return or destruction of all material including incorporating or otherwise reflecting any information regarding Viceroy and its subsidiaries. Viceroy has agreed not to release any third party from any confidentiality agreement or standstill agreement (except to allow such party to propose a Superior Proposal (as hereinafter defined)), and will not waive the application of Viceroy rights plan dated March 21, 2006 in favour of any third party (except to the extent such third party makes a Superior Proposal or as otherwise required by the terms of the rights plan).
No Solicitation
      Under the terms of the Support Agreement, Viceroy shall not, directly or indirectly, through any officer, director, employee, representative (including, for greater certainty, any financial or other advisors) or agent of Viceroy or any of its subsidiaries, take any action to (i) solicit, assist, initiate, encourage or otherwise facilitate (including by way of furnishing information or entering into any form of agreement, arrangement or understanding) any inquiries, proposals or offers regarding, constituting or that may reasonably be expected to lead to, an Acquisition Proposal (as hereinafter defined), (ii) participate in any discussions or negotiations regarding an Acquisition Proposal, (iii) withdraw, modify, or qualify or propose publicly to withdraw, modify or qualify, in a manner adverse to Yamana, the approval of the Board of Directors of Viceroy, or any committee thereof, of the Offer, (iv) approve, recommend or remain neutral with respect to, or propose publicly to approve or recommend, any Acquisition Proposal or (v) accept, support or enter into, or propose publicly to accept or enter into, any agreement, understanding or arrangement in respect of an Acquisition Proposal; provided that nothing contained in the Support Agreement shall prevent the Board of Directors of Viceroy from taking any of the actions described in clauses (i) through (v) above in respect of a bona fide, written Acquisition Proposal received after the date hereof that constitutes a Superior Proposal or which the Board of Directors of Viceroy reasonably believes could likely lead to a Superior Proposal or which is otherwise permitted under Section 7.1 of the Support Agreement.
Notice of Acquisition Proposals
      Under the terms of the Support Agreement, Viceroy shall promptly (and in any event within 24 hours) notify Yamana of any Acquisition Proposal or written inquiry that could lead to an Acquisition Proposal, in each case received after August 16, 2006 of which any of its directors or officers become aware, or any amendments to the foregoing, or any request for non-public information relating to Viceroy or any of its subsidiaries in connection with an Acquisition Proposal or for access to the properties, books or records of Viceroy or any of its subsidiaries by any person that informs Viceroy or such subsidiary that it is considering making, or has made, an Acquisition Proposal and any amendment thereto and, provided Yamana agrees to such requests as to the confidentiality to be afforded in respect of such Acquisition Proposal that the person proposing the Acquisition Proposal may reasonably request, Viceroy shall provide Yamana with a description of the material terms and conditions of any such Acquisition Proposal or inquiry, and shall provide the identity of the person making any such Acquisition Proposal or inquiry and such other details of the proposal or inquiry as Yamana may reasonably request. Viceroy shall keep Yamana (i) fully informed of the status, including any change to the material terms of any such Acquisition Proposal or inquiry; and (ii) provide Yamana with copies of all correspondence and other written material sent or provided to Viceroy from any person in connection with any Acquisition Proposal or inquiry or sent or provided by Viceroy to any person in connection with any Acquisition Proposal or inquiry immediately after receipt or delivery thereof.
      If Viceroy receives a request for material non-public information from a person who proposes an unsolicited bona fide Acquisition Proposal and the Board of Directors of Viceroy determines that such proposal would be, if consummated in accordance with its terms, a Superior Proposal or reasonably determines that such Acquisition Proposal could likely lead to a Superior Proposal, then, and only in such case, the Board of Directors of Viceroy may, subject to the execution by such person of a confidentiality agreement having substantially the same terms as the confidentiality agreement dated February 2, 2006 between Yamana and Viceroy, provide such person with access to information regarding Viceroy; provided, however, that the person making the Acquisition Proposal shall not be precluded thereunder from making the Acquisition Proposal, and provided further that Viceroy sends a copy of any such confidentiality agreement to Yamana immediately upon its execution and Yamana is immediately provided with a list of all information provided to such person and is immediately provided with access to information similar to that which was provided to such person.
      “Acquisition Proposal” means, in respect of Viceroy, any proposal, public announcement of an intention, or offer regarding any merger, amalgamation, share exchange, business combination, take-over bid, tender offer, sale or other disposition of all or a substantial portion of Viceroy’s assets, in a single transaction or a series of related transactions, (or any lease, long term supply agreement or other arrangement having the same economic effect as a sale of all or a substantial portion of Viceroy’s assets), any recapitalization, reorganization, liquidation, material sale or issue of treasury securities of Viceroy or any of its subsidiaries, or rights therein or thereto or rights or options to acquire any treasury securities, any exchange offer, secondary purchase or any type of similar transaction that would, or could, (i) result in the acquisition of, or an interest in, 20% or more of the Viceroy Shares or of the equity or voting shares of any of the subsidiaries of Viceroy; or (ii) result in the sale or other disposition of a material portion of the assets of Viceroy (other than the Offer and all other transactions to be completed in connection with the Offer contemplated in the Support Agreement);
Right to Match
      Under the terms of the Support Agreement, Viceroy has agreed not to accept, approve, recommend or enter into any agreement, understanding or arrangement in respect of an Acquisition Proposal (other than a confidentiality agreement as permitted pursuant to certain of the non-solicitation provisions of the Support Agreement) unless:

(a)	the Acquisition Proposal constitutes a Superior Proposal;

(b)	Viceroy has complied with its obligations under the non-solicitation provisions of Section 7.1 of the Support Agreement and the other provisions of Article VII of the Support Agreement;

(c)	Viceroy has provided Yamana with notice in writing that there is a Superior Proposal together with all documentation related to and detailing the Superior Proposal (including a copy of the confidentiality agreement between Viceroy and the person making the Superior Proposal if not previously delivered) at least four business days prior to the date on which the Board of Directors of Viceroy proposes to accept, approve, recommend or to enter into any agreement relating to such Superior Proposal;

(d)	a period (the “Response Period”) of four business days shall have elapsed from the later of the date Yamana received notice of Viceroy’s proposed determination to accept, approve, recommend or to enter into any agreement relating to such Superior Proposal, and the date Yamana received a copy of the written proposal in respect of the Acquisition Proposal and, if Yamana has offered to amend the terms of the Offer in accordance with the right to match provisions of the Support Agreement, during such four business day period, the Board of Directors of Viceroy (after receiving advice from its financial advisors and outside legal counsel) shall have determined in good faith and by formal resolution that the Acquisition Proposal continues to be a Superior Proposal compared to the proposed amendment to the terms of the Offer by Yamana;

(e)	Viceroy concurrently terminates this Agreement pursuant to Section 8.2(1)(f) of the Support Agreement; and

(f)	Viceroy has previously paid, or concurrently will pay, to Yamana an amount of $20.1 million as a termination payment as required by the Support Agreement.
      “Superior Proposal” means an unsolicited, bona fide, written Acquisition Proposal made by a third party to Viceroy to acquire all or substantially all of the assets of Viceroy or all of the issued and outstanding Viceroy Shares, whether by way of merger, amalgamation, share exchange, take-over bid, recapitalization, sale of assets or otherwise that the Board of Directors of Viceroy has determined in good faith and by formal resolution, after consultation with the Viceroy Special Committee and its financial and legal advisors, (i) did not result in a breach of the non-solicitation provisions of the Support Agreement or any agreement between the person making such Acquisition Proposal and Viceroy or any of its subsidiaries; (ii) is not subject to financing; (iii) is reasonably capable of completion in accordance with its terms without undue delay, taking into account all financial, legal, regulatory and other aspects of such Acquisition Proposal and the identity of the third party making such Acquisition Proposal and (iv) would, if consummated in accordance with its terms, result in a transaction more favourable to Shareholders, from a financial point of view, than the Offer and provides for consideration per Viceroy Share that has a value that is greater than the consideration per Viceroy Share provided under the terms of the Offer (including any adjustment to such terms proposed by Yamana as contemplated by the right to match provisions of the Support Agreement).
      During the Response Period, Yamana will have the right, but not the obligation, to offer to amend the terms of the Offer. The Board of Directors of Viceroy will review, in good faith in exercise of its fiduciary duties any such proposal by Yamana to amend the terms of the Offer, including an increase in, or modification of, the consideration to be received by the holders of Viceroy Shares, to determine whether the Acquisition Proposal to which Yamana is responding would be a Superior Proposal when assessed against the Offer as it is proposed by Yamana to be amended. If the Board of Directors of Viceroy does not so determine, the Board of Directors of Viceroy will promptly reaffirm its recommendation of the Offer, as amended, by issuing a press release. Yamana and its counsel will be given a reasonable opportunity to review and comment on the form and content of any such press release prior to its issue. If the Board of Directors of Viceroy does so determine, Viceroy may on termination of the Support Agreement in accordance with Section 8.2(1)(f) thereof and the payment of the termination payment in the amount of $20.1 million, approve, recommend, accept or enter into an agreement, understanding or arrangement to proceed with the Superior Proposal.
Termination Payment
      Viceroy has agreed to pay to Yamana an amount of $20.1 million as a termination payment, if the Offer is not consummated because any of the following events occur:

(a)	Yamana terminates the Support Agreement as a result of the Board of Directors of Viceroy having (i) withdrawn or modified in a manner adverse to Yamana its approval or recommendation of the Offer and the transactions contemplated by the Support Agreement (unless Yamana shall have made a misrepresentation as at August 16, 2006 or breached a covenant under the Support Agreement in such a manner that Viceroy would be entitled to terminate the Support Agreement in accordance with the terms of the Support Agreement or unless there has occurred a Material Adverse Effect (as defined in the Support Agreement) relating to Yamana); or (ii) approved or recommended an Acquisition Proposal or entered into a binding written agreement in respect of an Acquisition Proposal (other than a confidentiality agreement permitted by the non-solicitation provisions of the Support Agreement);

(b)	Viceroy shall have terminated the Support Agreement in order to enter into a binding written agreement with respect to a Superior Proposal (other than a confidentiality agreement permitted by Section 7.1(4) of the Support Agreement), subject to compliance with the non-solicitation and right to match provisions of the Support Agreement; or

(c)	Viceroy shall have materially breached its non-solicitation obligations or its obligations in respect to Yamana’s right to match under the Support Agreement.
Conditions; Extension of the Offer
      The Support Agreement provides that the Offer is subject to certain conditions including, among other things:

(a)	there having been validly deposited under the Offer, and not withdrawn at the Expiry Time, such number of Viceroy Shares that constitutes not less than 66 2/3% of the Viceroy Shares outstanding on a fully-diluted basis;

(b)	all Regulatory Approvals (as defined in the Support Agreement) shall have been obtained or concluded or, in the case of waiting or suspensory periods, expired or been terminated;

(c)	there shall have been no Material Adverse Effect relating to Viceroy;

(d)	all representations and warranties of Viceroy in the Support Agreement qualified as to materiality shall be true and correct and those not so qualified, if not true and correct, shall not have a Material Adverse Effect on Viceroy, in each case, as of the date of the Support Agreement and as of the Effective Date (as defined below) as if made on and as of such date (except to the extent that such representations and warranties speak as of an earlier date which shall remain true and correct in all material respects or in all respects, as appropriate, as of that date);

(e)	any failure by Viceroy and its subsidiaries to perform covenants to be performed by it or them under the Support Agreement shall not have had a Material Adverse Effect on Viceroy; and

(f)	the Support Agreement shall not have been terminated and shall remain in full force and effect.

      Yamana may, under the terms of the Support Agreement, waive in writing at any time, in whole or in part, any condition of the Offer. Yamana has agreed pursuant to the Support Agreement that it will not impose additional conditions to the Offer or amend, modify or change the terms and conditions of the Offer in a manner that is adverse to Shareholders without the prior written consent of Viceroy; provided, however, that (i) subject to the Outside Date (meaning 120 days after the date the Offer is mailed to the Shareholders, provided that the Outside Date may be extended to such later date as may be agreed upon by the relevant parties in writing), it may extend the Expiry Date if, on the Expiry Date on which the Offer is scheduled to expire, any of the conditions to the Offer shall not be satisfied or waived by Yamana, until such time as such conditions are satisfied or waived by Yamana or (ii) it may do so to comply with the legal obligations of Yamana with respect to any amendment, modification or change of the Offer.
      Viceroy has agreed under the Support Agreement to take all actions necessary or desirable to make the transactions contemplated in the Support Agreement effective, including (i) obtaining regulatory approvals; (ii) defending all lawsuits challenging the Support Agreement; and (iii) forthwith at the request of Yamana upon confirmation that Yamana beneficially owns more than 50% of the Viceroy Shares, use its reasonable commercial efforts to assist in effecting the resignations of the Viceroy directors and causing them to be replaced by persons nominated by Yamana.
Outstanding Viceroy Options and Certain Other Purchase Rights
      Under the terms of the Support Agreement, the Offer shall be extended to Viceroy Shares issuable upon the exercise of Viceroy Options (as hereinafter defined) and Viceroy Warrants (as hereinafter defined) that are currently outstanding.
      Under the terms of the Support Agreement, subject to obtaining all necessary regulatory approvals, the Board of Directors of Yamana and Viceroy shall take the necessary actions to provide that each holder of options to purchase Viceroy Shares granted under Viceroy’s stock option plan (the “Viceroy Options”) shall receive upon the exercise of such Viceroy Options after a Subsequent Acquisition Transaction or a Compulsory Acquisition in accordance with the terms of such options, and shall accept in lieu of the number of Viceroy Shares otherwise issuable upon such exercise, the number of Yamana Shares that such holder would have been entitled to receive as a result of the Offer, if such holder was the registered holder of the number of Viceroy Shares to which such holder was entitled upon such exercise immediately prior to the effective time of a Subsequent Acquisition Transaction and otherwise on the same terms and conditions as the Viceroy Options.
      No Offer shall be made by Yamana for warrants to purchase Viceroy Shares (“Viceroy Warrants”). Under the terms of the Support Agreement, upon the exercise of any such Viceroy Warrants after a Subsequent Acquisition Transaction the holder of any such Viceroy Warrants shall receive, in lieu of the number of Viceroy Shares otherwise issuable upon such exercise, that number of Yamana Shares that such holder would have been entitled to receive as a result of the Offer, if such holder had been the registered holder of the number of Viceroy Shares to which such holder was entitled upon exercise thereof immediately prior to the effective time of a Subsequent Acquisition Transaction.
      Yamana has agreed to use reasonable commercial efforts to take all steps (including seeking all necessary regulatory and shareholder approvals and executing assumption agreements) to ensure that all Viceroy Warrants outstanding immediately prior to the effective time of a Subsequent Acquisition Transaction, subject to receipt of such regulatory and shareholder approvals, will become securities of Yamana exercisable to purchase Yamana Shares following the completion of the Offer on the same terms as the exchange under the Offer.
Representations, Warranties and Covenants
      The Support Agreement contains certain customary representations and warranties of each of Yamana and Viceroy. These representations and warranties terminate upon the earlier of the date on which Yamana first takes up and pays for Viceroy Shares deposited to the Offer (the “Effective Date”) or the date on which the Support Agreement is terminated in accordance with its terms.
      The Support Agreement also contains customary negative and positive covenants by Viceroy and Yamana. Among other things, Viceroy has agreed that, until the earlier of the Effective Date and the time the Support Agreement is terminated in accordance with its terms, unless Yamana shall otherwise agree in writing, such agreement not to be unreasonably withheld or delayed, or as is otherwise expressly permitted or specifically contemplated by the Support Agreement or the Offer, Viceroy’s business and that of its material subsidiaries shall be conducted only in compliance with any material contracts to which it is a party and in the usual and ordinary course of business consistent with past practice. Viceroy also agreed to use all reasonable commercial efforts to maintain and preserve its and its material subsidiaries’ business organization, assets, employees, goodwill and business relationships. Viceroy has agreed that it will not and will not permit its subsidiaries to take certain actions specified in the Support Agreement, including paying dividends or making other distributions on the Viceroy Shares.
      In addition, Viceroy has agreed under the Support Agreement to, and to cause its subsidiaries to, perform all obligations required or desirable to be performed by Viceroy or any of its subsidiaries under the Support Agreement, co-operate with Yamana in connection therewith, and do all such other acts and things as may be necessary or desirable in order to consummate and make effective, as soon as reasonably practicable, the transactions contemplated in the Support Agreement, including to, and where appropriate to cause its subsidiaries to: (a) apply for and use all reasonable commercial efforts to obtain all regulatory approvals relating to Viceroy or any of its subsidiaries which are typically applied for by an offeree and, in doing so, keep Yamana reasonably informed as to the status of the proceedings related to obtaining the regulatory approvals; (b) defend all lawsuits or other legal, regulatory or other proceedings against Viceroy challenging or affecting the Support Agreement or the consummation of the transactions contemplated by the Support Agreement; (c) forthwith at the request of Yamana upon confirmation that Yamana beneficially owns more than 50% of the Viceroy Shares, use its reasonable commercial efforts to assist in effecting the resignations of the Viceroy directors and causing them to be replaced by persons nominated by Yamana; and (d) if following the take-up of Viceroy Shares under the Offer, Yamana or one of its subsidiaries sends a notice in the manner prescribed under Section 300(3) of the Business Corporations Act (British Columbia), then forthwith following the request of Yamana, complete the actions contemplated in Sections 300(7) and (8) of the Business Corporations Act (British Columbia).
Termination
      The Support Agreement may:

(a)	be terminated either by Yamana or by Viceroy if any law makes the making or completion of the Offer or the transactions contemplated by the Support Agreement illegal or otherwise prohibited;

(b)	subject to the notice and cure provisions contained in the Support Agreement, be terminated by Yamana if any condition contained in Section 2.3 of the Support Agreement (Conditions to Yamana making the Offer) is not satisfied or waived by Yamana at or before the Mailing Date or any condition contained in Schedule B of the Support Agreement (Conditions of the Offer) is not satisfied or waived by Yamana at or before the Expiry Time;

(c)	subject to the notice and cure provisions contained in the Support Agreement, be terminated by Viceroy if any representation or warranty of Yamana set out in the Support Agreement qualified as to materiality shall not be true and correct or any such representation or warranty not so qualified shall not be true and correct in all material respects as of the date of the Support Agreement and as of the Expiry Date as if made on and as of such date (except to the extent that any such representation and warranty speaks as of an earlier date which shall remain true and correct in all material respects or in all respects, as appropriate, as of that date) or Yamana shall not have performed in all material respects any covenant to be performed by it under the Support Agreement, in each case except as would not have a Material Adverse Effect on Yamana’s ability to complete the Offer;

(d)	be terminated by Yamana if the Board of Directors of Viceroy shall have: (i) withdrawn or modified in a manner adverse to Yamana its approval or recommendation of the Offer and the transactions contemplated by this Agreement (unless Yamana shall have made a misrepresentation at the date of the Support Agreement or breached a covenant under the Support Agreement in such a manner that Viceroy would be entitled to terminate the Support Agreement in accordance with paragraph (c) above or unless there has occurred a Material Adverse Effect relating to Yamana) or (ii) approved or recommended an Acquisition Proposal or entered into a binding written agreement in respect of an Acquisition Proposal (other than a confidentiality agreement permitted by certain of the non-solicitation provisions of the Support Agreement);

(e)	be terminated by Viceroy if (i) the Offer has not been made by the Mailing Date; (ii) the Offer (or any amendment thereto other than as permitted in accordance with the Support Agreement or any amendment thereof that has been mutually agreed to by the Parties) does not conform in all material respects with Schedule B of the Support Agreement (Conditions of the Offer) or any amendment thereof that has been mutually agreed to by the parties; or (iii) the Offer has been terminated, withdrawn or expires;

(f)	be terminated by Viceroy in order to enter into a binding written agreement with respect to a Superior Proposal (other than a confidentiality agreement permitted by Section 7.1(4) of the Support Agreement), subject to compliance with the non-solicitation and right to match provisions contained in the Support Agreement;

(g)	be terminated by Viceroy if there has occurred a Material Adverse Effect relating to Yamana;

(h)	be terminated either by Yamana or by Viceroy if the Expiry Date does not occur on or prior to the Outside Date;

(i)	be terminated by Yamana prior to the Mailing Date, if its due diligence pursuant to Section 7.4(3) of the Support Agreement results in the representations and warranties of Viceroy set out in the Support Agreement being demonstrated to be inaccurate in any material respect, or demonstrates the material non-compliance with the covenants of Viceroy set out in the Support Agreement or results in the discovery of an undisclosed material fact which would or could reasonably have a Material Adverse Effect on Viceroy; or

(j)	be terminated by Viceroy prior to the Mailing Date, if its due diligence review pursuant to Section 7.4(3) of the Support Agreement results in the representations and warranties of Yamana set out in the Support Agreement being demonstrated to be inaccurate in any material respect, or demonstrates the material non-compliance with the covenants of Yamana set out in the Support Agreement or results in the discovery of an undisclosed material fact which would or could reasonably have a Material Adverse Effect on Yamana, in each case, prior to the Effective Time.
D&O Insurance
      From and after the Effective Date and for a period ending six years after the Expiry Time, Yamana will cause Viceroy or any successor to Viceroy to maintain Viceroy’s current directors’ and officers’ insurance policy (or a policy reasonably equivalent) (the “D&O Policy”) on terms and conditions which are no less advantageous to the directors and officers of Viceroy than those contained in the policy in effect on August 16, 2006, for all present and former directors and officers of Viceroy, covering claims made prior to or within six years after the Expiry Time. From and after the Effective Date, Yamana shall cause Viceroy (or its successor) to indemnify the current and former directors and officers of Viceroy to the extent to which they are indemnified as of August 16, 2006 under Viceroy’s respective charter, by-laws, applicable law and contracts of indemnity.
SHARE CAPITAL OF VICEROY
      The authorized share capital of Viceroy consists of an unlimited number of common shares and an unlimited number of first preferred and second preferred shares. As of August 16, 2006, 53,003,235 Viceroy Shares were issued and outstanding and no first preferred and second preferred shares were issued and outstanding. In addition, as of August 16, 2006, options to acquire up to 4,243,500 additional Viceroy Shares that were granted pursuant to Viceroy’s stock option plan, all of which have vested under the terms of the stock option plan, were outstanding. Also, as of August 16, 2006, warrants to acquire up to 2,290,448 additional Viceroy Shares were outstanding.

OWNERSHIP OF SECURITIES BY DIRECTORS AND OFFICERS OF VICEROY
      The following table sets out the names and positions with Viceroy of each director and officer of Viceroy and the number, designation and percentage of outstanding securities of Viceroy beneficially owned, directly or indirectly, or over which control or direction is exercised, by each such person and, where known after reasonable enquiry, by their respective associates, other than options to acquire Viceroy Shares, based on information furnished to Viceroy by such directors and officers.

		Number of Viceroy
		Shares Owned or Over	Percentage of
		Which Control or	Outstanding
Name	Position Held	Direction is Exercised	Viceroy Shares

W. David Black	Director	196,320	*
Richard M. Colterjohn	Director	47,500	*
Eric W. Cunningham	Director	48,823	*
Patrick G. Downey	President, Chief Executive Officer and Director	449,247	*
John P. Fairchild	Chief Financial Officer	Nil	*
Michael H. Halvorson	Director	400,286	*
John W. Ivany	Director	10,000	*
Michele A. Jones	Corporate Secretary	Nil	*
Robert V. Matthews	Director	274,000	*
Ronald K. Netolitzky	Chairman and Director	1,264,886**	2.4%

*	Means less than 1%.

**	Mr. Netolitzky has claimed ownership from third parties for an additional 11,500 Viceroy Shares.
     The directors and officers of Viceroy, as a group, beneficially own or exercise control or direction over, directly or indirectly, an aggregate of 2,691,062 Viceroy Shares, representing approximately 5% of the outstanding Viceroy Shares as at August 16, 2006.

      The following directors and officers of Viceroy beneficially own or exercise control or direction over, directly or indirectly, options for the purchase of an aggregate of 2,275,000 Viceroy Shares, pursuant to Viceroy’s employee stock option plan, and warrants for the purchase of 75,000 Viceroy Shares, as indicated beside his or her name. All the options are vested.

			Outstanding
		Outstanding Options	Warrants
		to Purchase	to Purchase
Name	Position Held	Viceroy Shares	Viceroy Shares

W. David Black	Director	305,000	Nil
Richard M. Colterjohn	Director	105,000	75,000(1)
Eric W. Cunningham	Director	205,000	Nil
Patrick G. Downey	President, Chief Executive Officer and Director	440,000	Nil
John P. Fairchild	Chief Financial Officer	265,000	Nil
Michael H. Halvorson	Director	205,000	Nil
John W. Ivany	Director	200,000	Nil
Michele A. Jones	Corporate Secretary	245,000	Nil
Robert V. Matthews	Director	105,000	Nil
Ronald K. Netolitzky	Chairman and Director	200,000	Nil

(1)	Of these 75,000 warrants, Mr. Colterjohn beneficially owns 73,750 warrants and exercises direction over 1,250 warrants.
PRINCIPAL HOLDER OF SECURITIES OF VICEROY
      To the knowledge of the directors and senior officers of Viceroy, after reasonable enquiry, the only person holding more than 10% of any class of securities of Viceroy and the number, designation and percentage of outstanding securities of Viceroy owned or over which control or direction is exercised by such person, is set forth below:

	Number of	Percentage of
Name	Viceroy Shares	Viceroy Shares

Goodman and Company, Investment Counsel Ltd.	10,469,570	19.8%
INTENTIONS OF DIRECTORS, OFFICERS AND OTHERS
WITH RESPECT TO THE OFFER
      Each of the directors and officers of Viceroy has entered into a Lock-Up Agreement with Yamana under which they have agreed to tender, collectively, 2,691,062 Viceroy Shares, representing approximately 5% of the outstanding Viceroy Shares as of August 16, 2006, and any Viceroy Shares acquired on exercise of the 2,275,000 Viceroy Options and 75,000 Viceroy Warrants beneficially owned or over which control or direction is exercised, directly or indirectly, by such persons, to the Offer.

TRADING IN SECURITIES OF VICEROY
      Except as set out below, during the six months preceding the date hereof, none of Viceroy, the directors or senior officers of Viceroy or, to the knowledge of the directors and senior officers of Viceroy, after reasonable enquiry, any associate of such persons, any person holding or exercising control or direction over 10% or more of the Viceroy Shares or any person acting jointly or in concert with Viceroy, has traded any Viceroy Shares. Option exercises are noted with an asterisk.

		Number of
		Viceroy Shares
		Acquired	Price per
Name	Date of Trade	(+) or Sold (-)	Viceroy Share

			(Cdn $)
David Black	N/A	Nil	N/A

Richard Colterjohn	N/A	Nil	N/A

Eric Cunningham	March 1, 2006	-1,800	$6.90
	March 2, 2006	-3,200	$6.90
	March 2, 2006	-5,000	$7.10
	March 2, 2006	-5,000	$7.20
	March 3, 2006	-5,000	$7.34
	March 3, 2006	-5,000	$7.25
	March 30, 2006	-5,000	$8.10
	April 6, 2006	-1,000	$8.75
	May 2, 2006	-2,800	$9.35
	May 9, 2006	-2,200	$9.35
	June 30, 2006	-5,000	$8.25

Patrick Downey	March 6, 2006	-100	$6.90
	March 10, 2006	-3,200	$6.90
	March 13, 2006	-500	$6.85
	March 13, 2006	-500	$6.88
	March 13, 2006	-12,200	$6.90
	March 13, 2006	-500	$6.91
	March 14, 2006	-500	$6.93
	March 15, 2006	-500	$6.82
	March 15, 2006	-1,500	$6.83
	March 15, 2006	-700	$6.90
	March 15, 2006	-500	$6.92
	March 15, 2006	-1,800	$6.80
	March 24, 2006	-1,000	$6.80
	March 24, 2006	-500	$6.83
	March 24, 2006	-500	$6.84
	March 24, 2006	-2,000	$6.89
	March 24, 2006	-3,000	$6.90
	March 24, 2006	-500	$6.91
	March 24, 2006	-500	$6.92
	March 24, 2006	-1,000	$6.93
	March 24, 2006	-1,000	$6.94
	March 24, 2006	-1,000	$6.97
	March 24, 2006	-2,000	$6.98
	March 24, 2006	-3,000	$7.00
	March 24, 2006	-1,000	$7.02
	March 24, 2006	-2,000	$7.05
	March 24, 2006	-1,000	$7.08
	March 24, 2006	-6,500	$7.10

		Number of
		Viceroy Shares
		Acquired	Price per
Name	Date of Trade	(+) or Sold (-)	Viceroy Share

			(Cdn $)
	May 2, 2006	-5,000	$9.15
	May 2, 2006	-5,000	$9.20
	May 3, 2006	-100	$9.10
	May 3, 2006	-5,000	$9.20
	May 4, 2006	-1,400	$8.85
	May 4, 2006	-2,500	$8.98
	May 4, 2006	-5,100	$9.10
	May 4, 2006	-900	$9.11
	May 8, 2006	-5,000	$9.10

Michael Halvorson	March 6, 2006	-5,000	$7.25
	March 6, 2006	-40,000	$7.225
	April 18, 2006	-15,000	$8.10

John Ivany	June 22, 2006	+7,000	$7.20
	June 22, 2006	+3,000	$7.25

Robert Matthews	N/A	Nil	N/A

Ronald Netolitzky	April 6, 2006	-200	$8.50
	May 2, 2006	-10,000	$9.20
	May 2, 2006	-10,000	$9.30
	May 2, 2006	+100,000*	$1.25
	May 9, 2006	-10,000	$9.39
	June 2, 2006	- 5,000	$8.56
	June 9, 2006	-5,000	$8.65
	June 20, 2006	-800	$7.41
	June 20, 2006	-4,200	$7.40
	June 21, 2006	-5,000	$7.70
	June 23, 2006	-1,000	Gift
	June 26, 2006	-6,000	$7.90
	July 26, 2006	-5,000	$8.70
	July 31, 2006	-4,000	$8.55
	August 2, 2006	-2,000	$8.56

John Fairchild	N/A	Nil	N/A

Michele Jones	March 3, 2006	+10,000*	$1.35
	March 3, 2006	-10,000	$7.10

ISSUANCES OF SECURITIES OF VICEROY
Viceroy Shares
      No Viceroy Shares have been issued to the directors or senior officers of Viceroy during the two years preceding the date of the Offer other than upon the exercise of stock options and 150,000 Viceroy Shares issued to Richard Colterjohn on December 6, 2004 pursuant to a private placement financing.
Viceroy Options
      No Viceroy Options have been issued to the directors or senior officers of Viceroy during the two years preceding the date of the Offer except as set out below:

	No. of
Name	Options Granted	Exercise Price	Date Granted	Expiry Date

David Black	50,000	$1.57	Sept 13/04	Sept 13/09
	50,000	$2.46	Jan 31/05	Jan 31/10
	25,000	$3.55	Nov 16/05	Nov 16/10
	30,000	$7.70	Jun 26/06	Jun 26/11

Richard Colterjohn	200,000	$2.25	Oct 21/04	Oct 21/09
	50,000	$2.46	Jan 31/05	Jan 31/10
	25,000	$3.55	Nov 16/05	Nov 16/10
	30,000	$7.70	Jun 26/06	Jun 26/11

Eric Cunningham	50,000	$1.57	Sept 13/04	Sept 13/09
	50,000	$2.46	Jan 31/05	Jan 31/10
	25,000	$3.55	Nov 16/05	Nov 16/10
	30,000	$7.70	Jun 26/06	Jun 26/11

Patrick Downey	100,000	$2.46	Jan 31/05	Jan 31/10
	50,000	$3.55	Nov 16/05	Nov 16/10
	50,000	$7.70	Jun 26/06	Jun 26/11

Michael Halvorson	50,000	$1.57	Sept 13/04	Sept 13/09
	50,000	$2.46	Jan 31/05	Jan 31/10
	25,000	$3.55	Nov 16/05	Nov 16/10
	30,000	$7.70	Jun 26/06	Jun 26/11

John Ivany	200,000	$7.70	Jun 26/06	Jun 26/11

Robert Matthews	50,000	$1.57	Sept 13/04	Sept 13/09
	50,000	$2.46	Jan 31/05	Jan 31/10
	25,000	$3.55	Nov 16/05	Nov 16/10
	30,000	$7.70	Jun 26/06	Jun 26/06

Ron Netolitzky	100,000	$2.46	Jan 31/05	Jan 31/10
	50,000	$3.55	Nov 16/05	Nov 16/10
	50,000	$7.70	Jun 26/06	Jun 26/11

John Fairchild	50,000	$2.46	Jan 31/05	Jan 31/10
	25,000	$3.55	Nov 16/05	Nov 16/10
	40,000	$7.70	Jun 26/06	Jun 26/06

Michele Jones	50,000	$2.46	Jan 31/05	Jan 31/10
	25,000	$3.55	Nov 16/05	Nov 16/10
	40,000	$7.70	Jun 26/06	Jun 26/06

OWNERSHIP OF SECURITIES OF YAMANA
      None of Viceroy or the directors or senior officers of Viceroy or, to their knowledge after reasonable enquiry, any of their respective associates, or any person or company holding more than 10% of any class of equity securities of Viceroy or any person or company acting jointly or in concert with Viceroy, beneficially owns, directly or indirectly, or exercises control or direction over, any securities of Yamana.
RELATIONSHIP BETWEEN YAMANA AND DIRECTORS AND SENIOR OFFICERS OF VICEROY
      There are no arrangements, agreements, commitments or understandings made or proposed to be made between Yamana and any of the directors or senior officers of Viceroy and no payments or other benefits are proposed to be made or given by Yamana to such directors or senior officers as compensation for loss of office or as compensation for remaining in or retiring from office if the Offer is successful; however, it is expected that Patrick G. Downey will be appointed as an officer of Yamana following the successful completion of the Offer. Other than the Lock-Up Agreements, there are no contracts, arrangements or understandings, formal or informal, between Yamana and any securityholder of Viceroy with respect to the Offer or between Yamana and any person or company with respect to any securities of Viceroy in relation to the Offer.
      None of the directors or senior officers of Viceroy is a director or senior officer of Yamana or any of its subsidiaries.
ARRANGEMENTS BETWEEN VICEROY AND ITS DIRECTORS AND SENIOR OFFICERS
      The following agreements between Viceroy and its directors and senior officers provide payments or other benefits by way of compensation for loss of office or as to their remaining in or retiring from office if the Offer is successful.
      Patrick Downey & Associates Ltd. will be entitled to receive a lump sum equal to 24 months compensation which is $8333.33 per month. Patrick Downey & Associates Ltd. is the wholly owned corporation of Patrick G. Downey, President, Chief Executive Officer and Director of Viceroy.
      Patrick Downey will be entitled to receive his salary and unused vacation pay through the last day of his employment with Viceroy (or a minimum of three months salary); a lump sum equal to 24 months salary which is $140,000 annually; any earned but unpaid annual bonus compensation for the prior contract year and bonuses he would have received had he remained in the employ of Viceroy for the unexpired one year term; and benefits to Mr. Downey and his immediate family under the existing plans and policies of Viceroy for a period of three months from termination.
      Keewatin Consultants will be entitled to receive a lump sum equal to 24 months compensation which is $9,166.67 per month. Keewatin Consultants is a division of Chintz & Co., 49.6% held by Ronald Netolitzky, Chairman and Director of Viceroy.
      John Fairchild, Chief Financial Officer of Viceroy, will be entitled to receive compensation equal to 365 days payment at Mr. Fairchild’s daily rate of $600.
      Michele Jones, Corporate Secretary of Viceroy, will be entitled to receive her salary and unused vacation pay through the last day of her employment with Viceroy (or a minimum of three months salary); a lump sum equal to 18 months salary which is $120,000 annually; any earned but unpaid annual bonus compensation for the prior contract year and bonuses she would have received had she remained in the employ of Viceroy for the unexpired one year term; and benefits to Ms Jones and her immediate family under the existing plans and policies of Viceroy for a period of three months from termination.
INTEREST OF CERTAIN PERSONS IN MATERIAL CONTRACTS OF YAMANA
      None of the directors and senior officers of Viceroy and, to the knowledge of such directors and senior officers after reasonable enquiry, none of their respective associates or any person or company who owns more than 10% of any class of securities of Viceroy has any interest in any material contract to which Yamana is a party.

MATERIAL CHANGES IN THE AFFAIRS OF VICEROY
      Except as publicly disclosed or as otherwise described or referred to in the Yamana Offering Circular or this Directors’ Circular, the directors and senior officers of Viceroy are not aware of any information that indicates any material change in the affairs, activities, financial position or prospects of Viceroy since June 30, 2006, being the date of the last published unaudited interim financial statements of Viceroy.
OTHER TRANSACTIONS
      There is no transaction, resolution of the Board of Directors, agreement in principle or signed contract of Viceroy, other than as described or referred to in the Offering Circular or this Directors’ Circular, which has occurred in response to the Offer. Other than as described or referred to in the Offering Circular or this Directors’ Circular, no negotiations are underway in response to the Offer which relate to or would result in (i) an extraordinary transaction such as a merger or reorganization involving Viceroy or a subsidiary; (ii) the purchase, sale or transfer of a material amount of assets by Viceroy or a subsidiary; (iii) an issuer bid or other acquisition of securities by Viceroy; or (iv) any material change in the capitalization or dividend policy of Viceroy.
OTHER INFORMATION
      Except as otherwise described or referred to in the Offering Circular, this Directors’ Circular, or otherwise publicly disclosed, no other information is known to the directors or senior officers of Viceroy that would reasonably be expected to affect the decision of the Shareholders to accept or reject the Offer.
PRIOR VALUATIONS
      The Board of Directors is not aware of any “prior valuations”, as defined in Rule 61-501 and Regulation Q-27, of Viceroy or its material assets or securities within the 24 month period preceding the date of the Offer.
STATUTORY RIGHT OF ACTION FOR DAMAGES
      Securities legislation in certain of the provinces and territories of Canada provide security holders of Viceroy with, in addition to any other rights they may have at law, rights of rescission or to damages, or both, if there is a misrepresentation in a circular or notice that is required to be delivered to such security holders. However, such rights must be exercised within prescribed time limits. Security holders should refer to the applicable provisions of the securities legislation of their province or territory for particulars of those rights or consult with a lawyer.
APPROVAL OF DIRECTORS’ CIRCULAR
      The content of this Directors’ Circular has been approved and the delivery thereof has been authorized by the Board of Directors of Viceroy.

CONSENT OF CANACCORD CAPITAL CORPORATION
To the Directors of
     Viceroy Exploration Ltd.
      We refer to the fairness opinion of our firm dated September 6, 2006 that we prepared for the Viceroy Special Committee of the Board of Directors of Viceroy Exploration Ltd. in connection with its consideration of the proposed offer by Yamana Gold Inc. for all of the common shares of Viceroy Exploration Ltd. and that is attached as Schedule “A” to this Directors’ Circular. We consent to the inclusion of that fairness opinion in that Schedule and to the references to that fairness opinion in this Directors’ Circular under the headings “Background to the Offer”, “Summary of Canaccord Fairness Opinion” and “Support Agreement”.
Toronto, Ontario

September 6, 2006	(Signed) Canaccord Capital Corporation

CONSENT OF GENUITY CAPITAL MARKETS
To the Directors of
     Viceroy Exploration Ltd.
      We refer to the fairness opinion of our firm dated August 16, 2006 that we prepared for the Viceroy Special Committee of the Board of Directors of Viceroy Exploration Ltd. in connection with its consideration of the proposed offer by Yamana Gold Inc. for all of the common shares of Viceroy Exploration Ltd. and that is attached as Schedule “B” to this Directors’ Circular. We consent to the inclusion of that fairness opinion in that Schedule and to the references to that fairness opinion in this Directors’ Circular under the headings “Background to the Offer”, “Summary of Genuity Fairness Opinion” and “Support Agreement”.
Toronto, Ontario

September 6, 2006	(Signed) Genuity Capital Markets

CERTIFICATE
September 6, 2006
      The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made. The foregoing does not contain any misrepresentation likely to affect the value or market price of the Viceroy Shares subject to the Offer.
      On behalf of the Board of Directors of Viceroy Exploration Ltd.:

(Signed) Patrick G. Downey Director	(Signed) W. David Black Director

SCHEDULE “A” — FAIRNESS OPINION OF CANACCORD CAPITAL CORPORATION

September 6, 2006
Special Committee of the Board of Directors
and to the Board of Directors
Viceroy Exploration Ltd.
Suite 520 – 700 West Pender Street
Vancouver, B.C.
V6C 1G8
To the Special Committee of the Board of Directors and to the Board of Directors of Viceroy Exploration Ltd.:
Canaccord Capital Corporation (“Canaccord”) understands that Yamana Gold Inc. (“Yamana”), and/or a wholly-owned subsidiary thereof, intends to make an offer (the “Transaction”) to purchase all of the outstanding common shares (“Viceroy Shares”) of Viceroy Exploration Ltd. (“Viceroy”) not currently owned by Yamana (including Viceroy Shares that may become outstanding upon the exercise of stock options or warrants) for 0.97 of a Yamana common share (“Yamana Shares”) per Viceroy Share (the “Exchange Ratio”). The Transaction will be made pursuant to the terms of a support agreement dated August 16, 2006 between Yamana and Viceroy (the “Support Agreement”). The terms of the Transaction are more fully described in the Support Agreement. In connection with the Transaction, we also understand that certain holders of Viceroy Shares, who collectively own or control approximately 5% of the issued and outstanding Viceroy Shares as at the date hereof, have signed lock-up agreements dated August 16, 2006 with Yamana (the “Lock-Up Agreements”) pursuant to which, among other things, such holders of Viceroy Shares have agreed to tender their Viceroy Shares to the Transaction and not to withdraw them unless such Lock-up Agreements are terminated in accordance with their terms.
The terms of the Transaction, and in particular the aggregate consideration being offered to the holders of Viceroy Shares (the “Viceroy Shareholders”), have been determined through negotiations between the management of Viceroy and Yamana, with Canaccord providing financial advisory services to Viceroy, its board of directors and a special committee of its board of directors.

Engagement of Canaccord
The special committee of the board of directors of Viceroy engaged Canaccord to act for Viceroy, its board of directors and a special committee of its board of directors as financial advisor (the “Engagement”) by an engagement letter dated August 8th, 2006 (the “Engagement Letter”). Under the Engagement Letter, Canaccord agreed to provide financial advice and assistance to Viceroy, its board of directors and a special committee of its board of directors in relation to the Transaction and, if required by Viceroy, to prepare and deliver an opinion as to the fairness of the Transaction, from a financial point of view, to the Viceroy Shareholders other than Yamana (the “Fairness Opinion”).
On August 8, 2006, Canaccord understands that a committee (the “Special Committee”) of members of the board of directors of Viceroy who are independent of the management of Viceroy and Yamana was constituted to consider the Transaction and to make recommendations thereon to the board of directors of Viceroy.
Under the Engagement Letter, Viceroy has agreed to pay Canaccord a fee for the financial advisory services provided in connection with the Transaction, a portion of which is contingent upon the consummation of the acquisition of Viceroy by Yamana. Viceroy has also agreed to reimburse Canaccord for all reasonable out-of-pocket expenses and to indemnify Canaccord against liabilities arising in connection with the services offered under the Engagement Letter. In addition, Viceroy has agreed to pay Canaccord a cash fee for rendering this Fairness Opinion, no portion of which is conditional upon this Fairness Opinion being favourable.
This Fairness Opinion has been prepared in accordance with the disclosure standards for fairness opinions of the Investment Dealers Association of Canada (the “IDA”), but the IDA has not been involved in the preparation or review of this Fairness Opinion.
Viceroy has acknowledged that this Fairness Opinion and all oral or written advice and materials provided by Canaccord to Viceroy (including, without limitation, its Special Committee, directors, management and counsel) in connection with the Engagement are intended solely for the benefit and internal use of Viceroy (including, without limitation, its Special Committee, directors, management and counsel), and Viceroy agrees that this Fairness Opinion and such advice and materials shall not be used for any other purpose or reproduced, disseminated, quoted from or referred to at any time, in any manner or for any purpose, nor shall any public references to Canaccord or the Engagement be made by Viceroy (or its Special Committee, directors, management and counsel), without the prior written consent of Canaccord in each specific instance.
Canaccord consents to the inclusion of the Fairness Opinion in its entirety and a summary thereof, which summary to be in a form acceptable to Canaccord, in the directors’ circular (the “Directors’ Circular”) to be mailed to the Viceroy Shareholders in connection with the Offer and to the filing thereof by Viceroy by the securities regulatory authorities in each province of Canada.

Credentials of Canaccord
Canaccord is Canada’s largest independently-owned investment banking firm. Canaccord employs approximately 1,500 people with offices in major Canadian cities, as well as internationally in Britain, the United States and Barbados. Canaccord has approximately C$14 billion in assets under administration and is publicly traded with a market capitalization of approximately C$900 million. Canaccord provides a wide range of services, including corporate finance, mergers and acquisitions, financial advisory services, institutional and retail equity sales and trading and investment research. Canaccord and its principals have extensive knowledge of Canadian and U.S. equity capital markets, including the mining sector, have prepared numerous valuations and fairness opinions, and have led numerous transactions involving private and publicly traded companies.
This Fairness Opinion is the opinion of Canaccord and the form and content hereof has been approved for release by a committee of its officers and directors, who are experienced in the preparation of fairness opinions and in merger, acquisition, divestiture and valuation matters.
Relationship with Interested Parties
Canaccord is not an insider, associate or affiliate (as such terms are defined in the Securities Act (Ontario)) of Viceroy, Yamana, or their respective associates or affiliates (collectively, the “Interested Parties”).
Relationship with Viceroy
Prior to the Engagement, Canaccord has acted for Viceroy as an underwriter of certain equity financings by Viceroy. In February 2006, Canaccord acted as lead underwriter in connection with a public offering of equity securities of Viceroy, which raised gross proceeds of C$60.0 million. In July 2005, Canaccord acted as lead underwriter in connection with a public offering of equity securities of Viceroy, which raised gross proceeds of C$18.7 million. In December 2004, Canaccord acted as lead underwriter in connection with a private placement of equity securities of Viceroy, which raised gross proceeds of C$12.3 million. The fees received by Canaccord in connection with these equity financings were consistent with accepted industry practices in Canada for the fees payable to investment dealers for services of this nature.
Relationship with Yamana
Prior to the Engagement, Canaccord has acted for Yamana as a financial advisor and as an underwriter of certain equity financings by Yamana. In May 2006, Canaccord acted as co-lead underwriter in connection with a public offering of equity securities of Yamana, which raised gross proceeds of C$200.1 million. In October 2005, Canaccord acted as lead underwriter in connection with a public offering of equity securities of Yamana, which raised gross proceeds of C$130.0 million. In November 2004, Canaccord acted as lead underwriter in connection with a public offering of equity securities of Yamana, which raised gross proceeds of C$91.0 million. In December 2003, Canaccord acted as lead underwriter in connection with a public offering of equity securities of Yamana, which raised gross proceeds of C$27.7 million. In August 2003, Canaccord acted as lead agent in connection with a private placement of equity securities of Yamana, which raised gross proceeds of C$55.0 million. In addition, Canaccord acted as financial advisor to Yamana with respect to facilitating a debt financing for the construction of the Chapada project of Yamana. The fees received by Canaccord in connection with the above equity financings and financial advisory mandate were consistent with accepted industry practices in Canada for the fees payable to investment dealers for services of this nature.
Other Activities of Canaccord
Canaccord acts as a trader and dealer, both as principal and agent, in all Canadian and U.S. financial markets and, in such capacity, may have had, or in the future may have, positions in the securities of the Interested Parties and, from time to time, may have executed, or in the future may execute, transactions on behalf of the Interested Parties or other clients for which it received or may receive compensation. In addition, as an investment dealer, Canaccord conducts research on securities and may, in the ordinary course of business, be expected to provide research reports and investment advice to its clients on issues and investment matters, including research and advice on one or more of the Interested Parties or the Transaction.
Other than pursuant to the Engagement, Canaccord does not have any agreements, commitments or understandings in respect of any future business involving any of the Interested Parties. However, Canaccord may, from time to time in the future, seek or be provided with assignments from one or more of the Interested Parties.
Scope of Review
Canaccord has not been asked to, nor does Canaccord, offer any opinion as to the terms of the Transaction (other than in respect of the offer price for the Viceroy Shares, as implied by the Exchange Ratio, as expressly set forth therein) or the form of any agreements or documents related to the Transaction.
In preparing this Fairness Opinion, Canaccord reviewed and, where considered appropriate, relied upon, without independent attempt to verify, among other things, the following:
•	the Directors’ Circular;

•	the press release of Viceroy dated September 6, 2006 announcing a new resource estimate for the Gualcamayo Gold Project of Viceroy;

•	the Support Agreement;

•	the Lock-up Agreements;

•	other material agreements and documents related to the Transaction;

•	the technical report for the Quebrada Del Diablo Deposit, Gualcamayo Project dated January 2005 prepared by AMEC Americas Ltd.;

•	certain publicly available financial and other information concerning Viceroy and Yamana that Canaccord deemed to be relevant for purposes of its analysis;

•	certain publicly available historical financial information and operating data concerning the operations of Viceroy and Yamana;

•	historical market prices and valuation multiples for the Viceroy Shares and the Yamana Shares and comparisons of such prices and multiples with publicly available financial data concerning certain publicly traded companies that Canaccord deemed to be relevant for purposes of its analysis;

•	public information with respect to other transactions of a comparable nature considered by Canaccord to be relevant to its analysis of the Transaction; and

•	certain other documents filed by Viceroy and Yamana on the System for Electronic Document Analysis and Retrieval since January 1, 2004 and filed by Yamana on the EDGAR System of the United States Securities and Exchange Commission since January 1, 2004, which Canaccord considered necessary for purposes of performing its analysis.
Canaccord has not, to the best of its knowledge, been denied access by Viceroy or any of its respective associates or affiliates to any information requested by Canaccord.
Prior Valuations
Viceroy has represented, to the best of its knowledge, to Canaccord that there have not been any prior valuations (as defined in Ontario Securities Commission Rule 61-501 — Insider Bids, Issuer Bids, Business Combinations and Related Party Transactions (“OSC Rule 61-501”)) of Viceroy in the 24 months preceding the date hereof, other than various property appraisals prepared in the normal course of business, which have been reviewed by Canaccord, and relied upon, without any independent attempt to verify by Canaccord, in connection with this Fairness Opinion.
Assumptions and Limitations
With the approval of Viceroy and as provided for under the Engagement, Canaccord has relied upon, and has assumed the completeness, accuracy and fair presentation of, all financial information, business plans, forecasts, projections, estimates and budgets and other information, data, advice, opinions and representations obtained by it from public sources or provided to Canaccord by Viceroy, or their respective officers, associates, affiliates, consultants, advisors and representatives pursuant to the Engagement relating to Viceroy and its assets (collectively, the “Information”). This Fairness Opinion is conditional upon such completeness, accuracy and fair presentation of the Information. In accordance with the terms of the Engagement, but subject to the exercise of its professional judgment, and except as expressly described herein, Canaccord has not attempted to verify independently the completeness, accuracy or fair presentation of any of the Information.
Senior management of Viceroy has represented to Canaccord in a certificate provided in such capacity that, among other things: (i) the Information provided to Canaccord, directly or indirectly, orally or in writing, by Viceroy or any of its associates or affiliates or their respective agents, advisors, consultants and representatives for the purpose of the Engagement, including in relation to the preparation of this Fairness Opinion, was, at the date the Information was provided to Canaccord, fairly and reasonably presented and complete, true and correct in all material respects, and did not, and does not, contain any untrue statement of a material fact in respect of Viceroy and each of its subsidiaries, associates or affiliates or their respective securities or omit to state a material fact in respect of Viceroy and each of its subsidiaries, associates or affiliates or their respective securities necessary to make the Information not misleading in light of the circumstances under which the Information was made or provided; (ii) all business plans, forecasts, projections, estimates and budgets provided to Canaccord were prepared using the assumptions identified therein and were reasonably prepared on bases reflecting the best currently available estimates and judgments of management of Viceroy and its associates and affiliates as to the matters covered therein and such forecasts, projections, estimates and budgets reasonably represent the views of management of Viceroy and its financial prospects and the forecasted performance of Viceroy and its affiliates and are consistent with historical operating experience and accounting policies and procedures applied by Viceroy; and (iii) since the dates on which the Information was provided to Canaccord, there have not been any material changes or new material facts, financial or otherwise, relating to the business or affairs of Viceroy, its associates or affiliates or any change in any material fact or in any material element of any of the Information or new material fact, which is of a nature as to render any portion of the Information untrue or misleading in any material respect, except for changes that have been updated by more current Information provided in writing to Canaccord.
Canaccord has assumed that all conditions precedent to the completion of the Transaction can be satisfied by the parties thereto in the time required and that all consents, permissions, exemptions or orders of third parties and relevant authorities will be obtained, without adverse condition or qualification, and that the Transaction can proceed as scheduled and without material additional cost to Viceroy or liability of Viceroy to third parties, that the procedures being followed to implement the Transaction are valid and effective, that, in connection with the approval of the Transaction by the Viceroy Shareholders, all required documents will be distributed to the Viceroy Shareholders in accordance with all applicable laws, and that the disclosure in such documents will be accurate and will comply with the requirements of all applicable laws.
This Fairness Opinion is rendered on the basis of securities markets, economic and general business and financial conditions prevailing as of the date hereof and the condition and prospects, financial and otherwise, of Viceroy and Yamana as they were reflected in the information and documents, including, without limitation, the Information, reviewed by Canaccord and as it was represented to Canaccord in its discussions with representatives of Viceroy and Yamana. In its analysis and in connection with the preparation of this Fairness Opinion, Canaccord has made numerous assumptions with respect to industry performance, general business, market and economic conditions and other matters, many of which are beyond the control of Viceroy and Yamana.
This Fairness Opinion has been provided exclusively for the use of the Special Committee for the purposes of considering the Transaction. Canaccord disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting this Fairness Opinion, which may arise or come to Canaccord’s attention after the date hereof. Without limiting the foregoing, in the event that there is any material change in any fact or matter affecting this Fairness Opinion after the date hereof, Canaccord reserves the right to change, modify or withdraw this Fairness Opinion as of the date of such material change in any fact or matter affecting this Fairness Opinion.

Canaccord has not been engaged to provide and has not provided: (i) a formal valuation of Viceroy or its securities pursuant to OSC Rule 61-501 or otherwise; (ii) an opinion concerning the future trading price of any of the securities of Viceroy or Yamana following the completion of the Transaction; (iii) an opinion as to the fairness of the process underlying the Transaction; or (iv) a recommendation to any Viceroy Shareholder to tender or not tender their Viceroy Shares to the Transaction; and, in each case, this Fairness Opinion should not be construed as such.
Approach to Fairness
The preparation of a fairness opinion involves various determinations as to the most appropriate and relevant assumptions and methods of financial analysis and the application of these methods to the particular circumstances and, therefore, a fairness opinion is not necessarily susceptible to partial analysis or summary description. Qualitative judgments were made based upon Canaccord’s assessment of the surrounding factual circumstances relating to the Transaction and Canaccord’s analysis of such factual circumstances in its best judgment. Any attempt to select portions of Canaccord’s analysis or of the factors considered, without considering all of the analysis employed and factors considered, would likely create an incomplete and misleading view of the process underlying this Fairness Opinion. This Fairness Opinion should be read in its entirety.
In rendering this Fairness Opinion, Canaccord has considered and performed a variety of financial analyses, including, among others, the following specific methodologies and valuation metrics:
•	Net Asset Value (“NAV”)
The NAV approach reflects the amount, timing, and relative certainty of future cash flows expected to be generated by the business or projects being valued using a discounted cash flow approach. This methodology adjusts the cash flows to provide for cash, taxes, capital expenditures and other items. The free cash flow generated is then discounted to a present value using discount rates that reflect: (i) prevailing interest rates; (ii) the risk of the business or projects; and (iii) the general practice employed in valuing similar businesses or projects. This was the principal method used by Canaccord to evaluate the Transaction.
•	Peer Group Comparable Companies — Cash Flow Multiples
Canaccord compared the offer price for the Viceroy Shares, as implied by the Exchange Ratio, to the anticipated cash flow multiple of Viceroy for 2008 as well as to the multiples of its peer group as additional checks on the Exchange Ratio.
•	Peer Group Comparable Companies — Reserves and Resources Approach
This methodology, which uses the average value established by the equity market for gold equivalent reserves and resources for selected peer group companies, was included in the analysis performed by Canaccord as an additional check on the Exchange Ratio.

•	Precedent Transactions Method — Breakeven Gold Prices
Canaccord considered the cost per ounce of gold applicable to the Transaction compared to various precedent transactions, taking into consideration the costs of acquisition, development and production.
•	Precedent Transactions Method — Other
Under this methodology, Canaccord compared the premia reflected in the Exchange Ratio to the premia paid on transactions involving other similar companies over the share price, in each case, of the respective other company prior to the announcement of the applicable transaction.
Conclusion
Based upon and subject to the foregoing, and such other matters as were considered relevant by Canaccord, Canaccord is of the opinion that, as of the date hereof, the Transaction is fair, from a financial point of view, to the Viceroy Shareholders other than Yamana.
Yours truly,
CANACCORD CAPITAL CORPORATION

SCHEDULE “B” — FAIRNESS OPINION OF GENUITY CAPITAL MARKETS

Genuity Capital Markets
Bentall Tower 5, PO Box 16
1068-550 Burrard Street
Vancouver, BC V6C 2B5

T 604.331.1444
F 604.331.1446

genuitycm.com
August 16, 2006
To The Special Committee of the Board of Directors and to the Board of Directors
Viceroy Exploration Ltd.
Suite 301
700 West Pender
Vancouver, BC, V6C 1G8
     To the Members of the Special Committee and to the Board of Directors:
     Genuity Capital Markets (“Genuity”) understands that Yamana Gold Inc. (“Yamana”) and/or a wholly-owned subsidiary thereof, intends to make an offer (the “Offer”) to purchase all of the outstanding common shares of Viceroy Exploration Ltd. (“Viceroy” or the “Company”) not currently owned by Yamana (including common shares that may become outstanding upon the exercise of stock options or warrants) for .97 Yamana share per common share of Viceroy (the “Consideration”). The Offer will be made pursuant to the terms of a support agreement dated August 16, 2006 between Yamana and Viceroy (the “Support Agreement”). The terms of the Offer are more fully described in the Support Agreement and the offer and take-over bid circular of Yamana (the “Take-over Bid Circular”) . In connection with the Offer, we also understand that certain shareholders of Viceroy, who collectively own or control approximately 5% of the issued and outstanding common shares as at the date hereof, have signed lock-up agreements dated August 16, 2006 with Yamana (the “Lock-Up Agreements”) pursuant to which, among other things, such shareholders have agreed to tender their common shares to the Offer and not to withdraw them unless such Lock-Up Agreements are terminated in accordance with their terms.
     The special committee (the “Special Committee”) of the Board of Directors of the Company (the “Board”) has retained Genuity to act as a financial advisor to Viceroy and the board of directors of Viceroy and to the Special Committee to provide advice and assistance, including the preparation and delivery of Genuity’s opinion as to the fairness, from a financial point of view, of the Consideration to the shareholders of Viceroy other than Yamana (the “Opinion”).
Engagement
     The Board contacted Genuity regarding a potential advisory assignment in August 2006 and Genuity was formally engaged by the Board through an agreement between the Company and Genuity (the “Engagement Agreement”) dated August 8, 2006. The Engagement Agreement provides the terms upon which Genuity has agreed to act as a financial advisor to the Company in connection with a transaction involving, among other things a change of control or the sale or disposition of all or a substantial portion of the shares or assets of the Company, including the provision of the Opinion. The terms of the Engagement Agreement provide that Genuity is to be paid a fee for its services as financial advisor, including fees on delivery of the Opinion, no portion of which is conditional upon the Opinion being favourable, and fees that are substantially all contingent on a change of control of the Company or certain other events. In addition, Genuity is to be reimbursed for its reasonable out-of-pocket expenses and to be indemnified by the Company in certain circumstances.
     Genuity consents to the inclusion of the Opinion in its entirety and a summary thereof in the Directors’ Circular which will be mailed to the shareholders of Viceroy in connection with the Offer (the “Directors’ Circular”), and to the filing thereof, as necessary, by the Company with the securities commissions or similar regulatory authorities in each province of Canada.
Relationship with Interested Parties
     Neither Genuity, nor any of its affiliates, is an insider, associate or affiliate (as those terms are defined in the Securities Act (Ontario)) of the Company or Yamana, or any of their respective associates or affiliates. Genuity has not been engaged to provide any financial advisory services nor has it participated in any financings involving the Company or Yamana, or any of their respective associates or affiliates, within the past two years, other than the services provided under the Engagement Agreement. There are no understandings, agreements or commitments between Genuity and the Company or Yamana, or any of their respective associates or affiliates with respect to any future business dealings. Genuity may, in the future, in the ordinary course of its business, perform financial advisory or investment banking services for the Company or Yamana, or any of their respective associates or affiliates.
     Genuity acts as a trader and dealer, both as principal and agent, in major financial markets and, as such, may have had and may in the future have positions in the securities of the Company or Yamana, or any of their respective associates or affiliates and, from time to time, may have executed or may execute transactions on behalf of such companies or clients for which it received or may receive compensation. As an investment dealer, Genuity conducts research on securities and may, in the ordinary course of its business, provide research reports and investment advice to its clients on investment matters, including with respect to the Company or Yamana.
Credentials of Genuity Capital Markets
     Genuity is a Canadian investment banking firm, with operations including corporate finance, mergers and acquisitions, corporate restructuring, equity sales and trading and investment research. The Opinion expressed herein represents the opinion of Genuity as a firm. The form and content herein have been approved for release by a committee of its principals and other professionals of Genuity, each of whom is experienced in merger, acquisition, divestiture and fairness opinion matters.
Scope of Review
     In connection with rendering our Opinion, we have reviewed and relied upon or carried out, among other things, the following:
1.	Support Agreement;
2.	Lock-up Agreements;

3.	Financial models, forecast and related confidential information provided by management of Viceroy;

4.	The Shareholder Rights Plan for Viceroy dated March 21, 2006;

5.	The final short form prospectuses for Viceroy dated June 28, 2005 and February 10, 2006;

6.	The final short form prospectus for Yamana dated July 18, 2005, September 27, 2005 and April 25, 2006;

7.	Annual reports to shareholders of Viceroy and Yamana for each of the years ended December 31, 2003, 2004 and 2005;

8.	Annual information forms of Viceroy and Yamana for the years ended December 31, 2004 and 2005;

9.	Management Information Circular for Viceroy dated March 21, 2005 and March 21, 2006;

10.	Management Information Circular for Yamana dated March 15, 2005 and March 15, 2006;

11.	Yamana’s Business Acquisition Report relating to Desert Sun acquisition;

12.	Preliminary Assessment and Economic Evaluation of Quebrada Del Diablo Deposit, Gualcamayo Project conducted by AMEC Americas Ltd. and released in January 2005;

13.	Discussions with senior management of Viceroy concerning Viceroy’s financial condition, technical data, its future business prospects, the background to the Offer and potential alternatives to the Offer;

14.	Discussions with senior management of Yamana concerning Yamana’s financial condition, technical data and its future business prospects;

15.	Discussions with legal counsel of each of Viceroy and its Special Committee;

16.	Public information relating to the business, operations, financial performance and stock trading history of selected public companies considered by us to be relevant;

17.	Public information with respect to other transactions of a comparable nature considered by us to be relevant;

18.	Public information regarding the gold industry;

19.	Analyst research commentary on Viceroy, Yamana and other selected companies considered to be relevant;

20.	A letter of representation as to certain factual matters and the completeness and accuracy of the information upon which the Opinion is based, addressed to us and dated hereof, provided by senior officers of Viceroy; and

21.	Certain other corporate, industry and financial market information, investigations and analyses as Genuity considered necessary or appropriate in the circumstances.
     Genuity has not, to the best of its knowledge, been denied access by the Company to any information under its control requested by Genuity.

Prior Valuations
     The Company has represented to Genuity that there have not been any prior valuations (as defined in Ontario Securities Commission Rule 61-501) of the Company or its material assets or securities in the past twenty-four month period.
Assumptions and Limitations
     Genuity has not prepared a formal valuation or appraisal of the Company or any of its securities or assets and the Opinion should not be construed as such. Genuity has, however, conducted such analyses as it considered necessary in the circumstances. In addition, the Opinion is not, and should not be construed as, advice as to the price at which Viceroy common shares may trade at any future date. Genuity was similarly not engaged to review any legal, tax or accounting aspects of the Offer.
     With your approval and as provided for in the Engagement Agreement, Genuity has relied, without independent verification, upon the completeness, accuracy and fair presentation of all of the financial and other information, data, advice, opinions or representations obtained by it from public sources or provided to us by or on behalf of the Company and its agents and advisors or otherwise obtained pursuant to our engagement (collectively, the “Information”) and we have assumed that this Information did not omit to state any material fact or any fact necessary to be stated to make that Information not misleading. The Opinion is conditional upon such completeness, accuracy and fair presentation of such Information. Subject to the exercise of professional judgment and except as expressly described herein, we have not attempted to verify independently the completeness, accuracy or fair presentation of any of the Information. With respect to the financial models, forecasts, projections and estimates provided to Genuity and used in the analysis supporting the Opinion, we have noted that projecting future results of any company is inherently subject to uncertainty and have assumed that such financial models, forecasts, projections and estimates have been reasonably prepared on bases reflecting the best currently available estimates and judgments of management of the Company, as the case may be, as to the matters covered thereby and in rendering the Opinion we express no view as to the reasonableness of such forecasts, projections, estimates or assumptions on which they are based.
     Senior officers of the Company have represented to Genuity in their capacity as senior officers in a certificate delivered as of the date hereof, among other things, that (i) the Information provided by or on behalf of the Company or any of its associates, affiliates or subsidiaries or their respective agents to Genuity for the purpose of preparing the Opinion was, at the date the Information was provided to Genuity, and is complete, true and correct in all material respects, and did not and does not contain any untrue statement of a material fact and did not and does not omit to state a material fact necessary to make the Information or any statement contained therein not misleading in light of the circumstances under which the Information was provided; and that (ii) since the dates on which the Information was provided to Genuity, except as disclosed in writing to Genuity, there has been no material change, financial or otherwise, in the financial condition, assets, liabilities (contingent or otherwise), business, operations or prospects of the Company or any of its associates, affiliates or subsidiaries and no material change has occurred in the Information or any part thereof that would have or that would reasonably be expected to have a material effect on the Opinion.
     The Opinion is rendered on the basis of securities markets, economic, financial and general business conditions prevailing as at the date hereof and the condition and prospects, financial and otherwise, of the Company and its subsidiaries, as they were reflected in the Information. In its analyses and in preparing the Opinion, Genuity made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of Genuity.
     The Opinion has been provided for the use of and to be relied upon by the Special Committee and may not be used by any other person or relied upon by any other person and, except as contemplated herein, may not be quoted from, publicly disseminated or otherwise communicated to any other person without the express prior written consent of Genuity other than in the Directors’ Circular. The Opinion is given as of the date hereof and Genuity disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting the Opinion that may come or be brought to Genuity’s attention after the date hereof. Without limiting the foregoing, in the event that there is any material change in any fact or matter affecting the Opinion after the date hereof, Genuity reserves the right to change, modify or withdraw the Opinion with effect after the date hereof.
     The Opinion does not constitute a recommendation to the Special Committee, the Board or any shareholder of Viceroy as to whether shareholders of Viceroy should accept the Offer.
Fairness Conclusion
     Based upon and subject to the foregoing and such other matters as we consider relevant, Genuity is of the opinion that, as of the date hereof, the Consideration is fair, from a financial point of view, to the shareholders of Viceroy other than Yamana.
Yours very truly,
Genuity Capital Markets

PART II — INFORMATION NOT REQUIRED TO BE SENT TO SHAREHOLDERS
The following documents are filed as exhibits to this Schedule:

Exhibit
Number	Description
1.1	Press Release dated August 16, 2006.
1.2	Press Release dated September 6, 2006.
PART III — UNDERTAKING AND CONSENT TO SERVICE OF PROCESS
1.     Undertaking
Viceroy Exploration Ltd. undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Securities and Exchange Commission (“SEC”) staff, and to furnish promptly, when requested to do so by the SEC staff, information relating to this Schedule or to transactions in said securities.
2.     Consent to Service of Process
(a)	At the time of filing this Schedule, Viceroy Exploration Ltd. is filing with the SEC a written irrevocable consent and power of attorney on Form F-X.
(b)	Any change to the name or address of Viceroy Exploration Ltd.’s agent for service shall be communicated promptly to the SEC by amendment to Form F-X referencing the file number of the registrant.

PART IV — SIGNATURES
     By signing this Schedule, the person signing consents without power of revocation that any administrative subpoena may be served, or any administrative proceeding, civil suit or civil action where the cause of action arises out of or relates to or concerns any offering made or purported to be made in connection with filing on this Schedule 14D-9F or any purchases or sales of any security in connection therewith, may be commenced against it in any administrative tribunal or in any appropriate court in any place subject to the jurisdiction of any state or of the United States by service of said subpoena or process upon the registrant’s designated agent.
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

VICEROY EXPLORATION LTD.
	By:	/s/ Patrick G. Downey
		Name:	Patrick G. Downey
Date: September 6, 2006		Title:	President and Chief Executive Officer

Exhibit Index

Exhibit
Number	Description
1.1	Press Release dated August 16, 2006.
1.2	Press Release dated September 6, 2006.